    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2000.
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                               RTS WIRELESS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                        7372                    11-2905552
 (State or other jurisdiction        (Primary Standard          (I.R.S. Employer
              of                        Industrial            Identification No.)
incorporation or organization)  Classification Code Number)

                             51 EAST BETHPAGE ROAD
                           PLAINVIEW, NEW YORK 11803
                                 (516) 939-6655

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ALVIN L. RING
                               PRESIDENT AND CEO
                               RTS WIRELESS, INC.
                             51 EAST BETHPAGE ROAD
                           PLAINVIEW, NEW YORK 11803

                                 (516) 939-6655

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

                          COPIES OF COMMUNICATIONS TO:

          JAMES ALTERBAUM, ESQ.                           GERALD S. TANENBAUM, ESQ.
            PARKER CHAPIN LLP                              CAHILL GORDON & REINDEL
          THE CHRYSLER BUILDING                                 80 PINE STREET
           405 LEXINGTON AVENUE                            NEW YORK, NEW YORK 10005
         NEW YORK, NEW YORK 10174                       TELEPHONE NO.: (212) 701-3000
      TELEPHONE NO.: (212) 704-6000                     FACSIMILE NO.: (212) 269-5420
      FACSIMILE NO.: (212) 704-6288

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                               PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                     AGGREGATE OFFERING        AMOUNT OF
                SECURITIES TO BE REGISTERED                        PRICE(1)         REGISTRATION FEE
Common Stock, par value $.01 per share......................      $86,250,000            $22,770

(1) Estimated solely for the purpose of calculating the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, OR THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED MARCH 30, 2000

P R O S P E C T U S

                                        SHARES

                                     [LOGO]

                               RTS WIRELESS, INC.

                                  COMMON STOCK

                                  $  PER SHARE
                                ---------------

    We are selling       shares of our common stock. The underwriters named in
this prospectus may purchase up to       additional shares of common stock from
us after the closing of this offering.

    This is an initial public offering of our common stock. We currently expect
the initial public offering price to be between $           and $           per
share. We have applied for quotation of the common stock on the Nasdaq National Market under the symbol "RTSW."

                            ------------------------

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                                                 PER SHARE           TOTAL
                                                              ----------------  ----------------
Public Offering Price.......................................  $                 $
Underwriting Discount.......................................  $                 $
Proceeds to RTS Wireless (before expenses)..................  $                 $

    The underwriters are offering the shares subject to various conditions. The
underwriters expect to deliver the shares to purchasers on or about       ,
2000.

                            ------------------------

SALOMON SMITH BARNEY

                                   CHASE H&Q

        , 2000

          [PHOTOS OF WIRELESS DEVICES ENABLED BY THE ADVANTAGE SYSTEM]

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front page of this prospectus.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................       1
Risk Factors................................................       6
Forward-Looking Statements..................................      13
Use of Proceeds.............................................      13
Dividend Policy.............................................      13
Capitalization..............................................      14
Dilution....................................................      15
Termination of S Corporation Status.........................      16
Selected Consolidated Financial Data........................      17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      19
Business....................................................      27
Management..................................................      41
Principal Stockholders......................................      46
Recent Investments in Our Equity............................      47
Description of Capital Stock................................      48
Shares Eligible for Future Sale.............................      51
Important United States Federal Tax Consequences of Our
  Common Stock to Non-U.S. Holders..........................      53
Underwriting................................................      56
Legal Matters...............................................      58
Experts.....................................................      58
Where You Can Find More Information.........................      58
Index to Consolidated Financial Statements..................     F-1

                            ------------------------

    Until             , 2000, all dealers that buy, sell or trade our common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

    We own or have rights to various trademarks and trade names used in our business. These include the RTS Wireless, Inc. logo, Advantage(-Registered Trademark-), Load Sentry(-Registered Trademark-), Textalker(-Registered Trademark-), e-Talker and e-Sentinel. This prospectus also includes trademarks, service marks and trade names owned by other companies.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS (1) ASSUMES THAT THE UNDERWRITERS DO NOT EXERCISE THE OPTION GRANTED BY US TO PURCHASE ADDITIONAL SHARES IN THIS OFFERING, (2) GIVES EFFECT TO CERTAIN ACTIONS REGARDING OUR CONVERSION FROM AN S CORPORATION TO A C
CORPORATION AND (3) GIVES EFFECT TO A    -FOR-    SPLIT OF OUR COMMON STOCK,
WHICH WILL TAKE PLACE PRIOR TO THE CONSUMMATION OF THIS OFFERING.

                               RTS WIRELESS, INC.

OUR COMPANY

    We are a leading developer of adaptable software systems that connect the Internet to a wide array of evolving wireless devices, including virtually all cell phones, pagers and hand-held computers. Our product, the Advantage-Registered Trademark- system, can be specially configured to meet the particular needs of each customer, including wireless network operators, wireless infrastructure and device manufacturers, Internet service providers, providers of information such as news, sports and weather, and corporate data networks. Using our system, our customers can provide their wireless subscribers and clientele with e-mail, news, shopping, stock, weather, travel and other information content and services. Our Advantage system also permits companies to provide their employees with services such as wireless access to e-mail, personal calendars and contact lists through private corporate networks, commonly referred to as intranets. As businesses and consumers become more reliant on the content provided via the Internet and corporate intranets, systems that enable wireless access to such information become increasingly useful and demanded tools.

    The Advantage system is a software engine for wireless data that runs our portfolio of standard applications as well as custom applications that we design to meet specific customer requirements. Our software also enables our customers to design their own applications. Our Advantage system has several key benefits for our customers and wireless users because it is:

    - ADAPTABLE. Our Advantage system is easily connected to the Internet and a wide variety of corporate intranets and wireless networks. We can customize the Advantage system if we encounter a network that is not compatible with our standard configuration.

    - EFFICIENT. The Advantage system architecture is designed to handle a large quantity of wireless data traffic quickly without any degradation in capability or features.

    - FLEXIBLE. The modular design of our system allows configuration by customers to incorporate a wide variety of desired applications. Additionally, consumers do not need specialized technology within their wireless devices to obtain network services through our Advantage system.

    - SCALABLE. The Advantage system design allows us to add additional capacity without disrupting service as a customer's requirements grow.

    - RELIABLE. The Advantage system virtually eliminates service interruptions by routing information around hardware failures, application or capacity upgrades or repairs. In addition, the Advantage system can be remotely diagnosed and monitored by our service or maintenance personnel.

    - PRICED BASED ON CAPACITY. Our pricing model is based on the data processing capacity of the delivered Advantage system, rather than the number of users or subscribers to our customers' networks. This pricing model makes the cost of ownership of our systems more attractive to our customers.

    We believe that the use of wireless devices in conjunction with the Internet reflects a growing consumer demand for mobile and convenient access to data. The Yankee Group, a technology consulting firm, estimates that there were approximately 530 million wireless subscribers worldwide as of the end of 1999. Additionally, The Yankee Group forecasts that the number of wireless telephone users in the United States who obtain Internet-based and other network-based services will grow at a compound annual rate of 47%, from 3.4 million at the end of 1999 to 15.8 million in 2003. During the same period, the number of users of dedicated wireless messaging devices, including pagers and wireless-enabled personal digital assistants, or PDAs, is expected to grow from 61.7 million to
91.5 million. International Data Corporation, or IDC, another technology consulting firm, estimates that the number of wireless telephones capable of accessing the Internet will grow from 5.7 million in 1999 to over one billion in 2003. To meet this demand, new wireless technologies are constantly being developed. One of these new technologies is the Wireless Application Protocol, or WAP, which we expect will increase demand for wireless Internet access. We believe that our Advantage system offers Internet access through the broadest array of wireless devices, including WAP-enabled and other cellular telephones, pagers, PDAs, notebook computers and on-board computers in automobiles.

    As of December 31, 1999, over 50 companies had purchased our Advantage system and had begun commercial service or market or laboratory trials. Our customers include many of the world's largest wireless network operators, such as Vodafone AirTouch, GTE Wireless, U S WEST Wireless, PageNet and Arch Communications, as well as America Online, the world's largest Internet service provider, or ISP. We also sell our Advantage system to manufacturers of wireless infrastructure, who bundle our system with their equipment. For example, Motorola typically includes a version of our Advantage system with each of the cellular telephone networks it installs worldwide. Early adoption by these recognized companies has helped to establish our Advantage system as one of the leading technologies in the wireless data industry.

    We have been a leader in the development and evolution of wireless industry technology for over 11 years. Our goal is to remain at the forefront of wireless Internet applications and services across the broadest possible array of devices. We believe that our experience enables us to configure our Advantage system to perform effectively with each customer's network and to incorporate new technologies into our system as they become available.

    We were incorporated in New York under the name Real Time Strategies, Inc. on March 23, 1988 and have done business as RTS Wireless for the past two years. We reincorporated in Delaware as RTS Wireless, Inc. on March 16, 2000. Our principal executive offices are located at 51 East Bethpage Road, Plainview, New York 11803, and our telephone number is (516) 939-6655. The address of our Web site is WWW.RTSWIRELESS.COM. Information contained on our Web site is not a part of this prospectus.

RECENT DEVELOPMENTS

    On March 28, 2000, we issued to America Online, or AOL, 5,000 shares of our series A convertible preferred stock for $5,000,000. The series A convertible preferred stock does not accrue or pay any dividends. At the closing of this offering, these shares of series A convertible preferred stock will convert into 425,775 shares of our common stock. In connection with this investment by AOL, we and some of our principal stockholders granted to AOL the rights described in "Recent Investments in Our Equity."

                                  THE OFFERING

Common stock offered.........................  shares

Common stock outstanding after the             shares
  offering...................................

Use of proceeds..............................  We will use the proceeds from this sale of our common stock to fund the following:
                                               - increased sales and marketing expenditures;
                                               - increased research and development
                                                 expenditures;
                                               - expansion of our facilities;
                                               - potential future acquisitions; and
                                               - working capital and other general corporate
                                                 purposes.
                                               See "Use of Proceeds" for more detailed
                                               information.

Nasdaq National Market Symbol................  "RTSW"

Dividend policy..............................  We do not intend to pay cash dividends on our common stock in the foreseeable future. See
                                               "Dividend Policy" for more information.

    The table above includes:

    - 425,775 shares of common stock to be issued in connection with the conversion of the AOL series A convertible preferred stock into common stock at the consummation of this offering; and

    - 189,392 shares of common stock issued upon conversion of a $5,000,000 investment made in January 2000 by Monsoon Ventures LLC, or Monsoon, in our 8% convertible promissory notes, which notes were converted upon the consummation of the AOL series A convertible preferred stock investment.

    The AOL investment and the Monsoon investment are described in "Recent Investments in Our Equity."

    The table above excludes:

    - up to       shares that may be issued to the underwriters to cover
      over-allotments. See "Underwriting";

    - 732,385 shares of common stock subject to options outstanding as of February 29, 2000 under our Incentive Stock Option Plan exercisable at a weighted average price per share of $2.40;

    - 37,500 shares of common stock issuable upon the exercise of an outstanding warrant held by an affiliate of Chase Securities Inc. at an exercise price of $0.30 per share; and

    - an aggregate of 17,615 shares of common stock available for future issuance under our Incentive Stock Option Plan as of February 29, 2000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following tables contain our summary consolidated financial data which you should read together with our audited consolidated financial statements and related notes included elsewhere herein, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information found in this prospectus. Financial data for the years ended December 31, 1995 and 1996 have been derived from unaudited financial statements which, in the opinion of our management, reflect all adjustments necessary to present fairly our financial position and results of operations for the periods presented.

                                                                   YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------------------
                                                       1995       1996       1997       1998       1999
                                                     --------   --------   --------   --------   --------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Revenues:
    License fees...................................   $1,565     $2,856     $4,141     $5,341    $ 7,553
    Maintenance and support services...............       14         71         47        218        788
                                                      ------     ------     ------     ------    -------
      Total revenues...............................    1,579      2,927      4,188      5,559      8,341

  Gross profit.....................................    1,284      2,519      3,500      4,893      7,328

  Operating income (loss)..........................        8        854        678       (428)    (3,455)

  Net income (loss)................................   $   12     $  861     $  681     $ (425)   $(4,044)
                                                      ======     ======     ======     ======    =======
  Pro forma net income (loss)(1)...................   $    5     $  514     $  355     $ (258)   $(3,964)
                                                      ======     ======     ======     ======    =======
PER SHARE DATA:
  Basic and diluted net income (loss) per share....   $  .00     $  .10     $  .08     $ (.05)   $  (.47)
                                                      ======     ======     ======     ======    =======
  Pro forma basic and diluted net income (loss)
    per share(1)...................................   $  .00     $  .06     $  .04     $ (.03)   $  (.46)
                                                      ======     ======     ======     ======    =======
  Weighted average shares used in computing basic
    and diluted net income (loss) per share and pro
    forma basic and diluted net income (loss) per
    share..........................................    8,500      8,500      8,500      8,500      8,638
                                                      ======     ======     ======     ======    =======

------------------------

(1) For all periods presented, we were treated as an S corporation and were not subject to federal and state income taxes. Pro forma net income (loss) reflects federal and state income taxes as if we had not elected S corporation status for income tax purposes. In March 2000, our S corporation status was terminated. See "Termination of S Corporation Status."

                                                                     AS OF DECEMBER 31, 1999
                                                             ----------------------------------------
                                                                                         PRO FORMA
                                                              ACTUAL    PRO FORMA(1)   AS ADJUSTED(2)
                                                             --------   ------------   --------------
                                                                      (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents................................   $  345       $10,345        $
  Working capital (deficit)................................     (217)        9,723
  Total assets.............................................    2,951        12,951
  Total liabilities........................................    2,784         2,844
  Total stockholders' equity...............................      167        10,107

------------------------

(1) The pro forma amounts shown in the table give effect to the application of net proceeds from the investments by Monsoon and AOL. The Monsoon investment was converted into 189,392 shares of our common stock upon consummation of the AOL investment. The pro forma amounts also include a charge to earnings of $60,000, representing the tax liability owed by us on the termination of our S corporation status.

(2) The pro forma as adjusted amounts shown in the table give effect to the application of net proceeds of this offering, based upon an assumed initial public offering price of $ per share, the midpoint of the range shown on the cover of this prospectus, and the conversion to common stock of the AOL investment as if this offering and the conversion had occurred at December 31, 1999. See "Capitalization" and "Use of Proceeds."

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO INVEST IN SHARES OF OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS DEVELOP INTO ACTUAL EVENTS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN THAT EVENT, THE TRADING PRICE OF OUR SHARES COULD DECLINE.

    OUR SUCCESS DEPENDS ON OUR ABILITY TO ADAPT TO TECHNOLOGICAL CHANGES AND IF WE FAIL TO ADAPT TO THOSE CHANGES OUR ADVANTAGE SYSTEM MAY BECOME OBSOLETE

    We compete in an industry that is evolving rapidly. The wireless data industry is characterized by the development of new technology, evolving industry standards, the introduction of new products and services and changing customer demands. These characteristics are intensified by the emerging nature of the Internet and the large number of companies offering Internet-based products and services. Our success depends on our ability to adapt our Advantage system to rapidly changing technologies and industry standards, to continually improve the performance of our system and to respond to the shifting demands of the marketplace. In addition, we could incur substantial costs if we need to modify our system to respond to the widespread adoption of new technologies or changes in existing technologies. We may fail to adapt to technological changes or the needs of the marketplace.

    We face a number of related risks generally encountered by companies in the developing wireless data industry, including:

    - our need for wireless network operators, wireless infrastructure and device manufacturers, ISPs, providers of information such as news, sports and weather, which we refer to as information content providers, and corporate data networks to launch, maintain and support commercial services utilizing our system;

    - the uncertainty of market acceptance of commercial services utilizing our system;

    - our substantial dependence on a system with only limited market penetration to date;

    - our need to expand our marketing, sales, distribution and support organizations;

    - our ability to anticipate and respond to market competition; and

    - our need to manage expanding operations.

    OUR SUCCESS DEPENDS ON INCREASED USE OF WIRELESS TECHNOLOGIES

    Our future success depends upon a continued increase in the use of wireless devices to access the Internet and upon the continued development of wireless devices as a medium for the delivery of network-based information content and services. In particular, our success will require that future users of wireless telephones and other devices increasingly use those devices to obtain Internet-based and other network-based services. We cannot predict whether such use will increase or whether wireless device users will be willing to pay profit-supporting prices for Internet-based and other network-based services.

    WE MAY NOT ACHIEVE OR SUSTAIN OUR REVENUE OR PROFIT GOALS

    Because we expect to continue to incur significant research and development, sales and marketing, and administrative expenses, we will need to generate significant revenue to achieve and sustain profitability on a quarterly or annual basis. We may not achieve or sustain our revenue or profit goals and our ability to do so depends on a number of factors outside of our control, including the extent to which:

    - there is market acceptance of commercial services utilizing our system;

    - our competitors market competing products and services or significantly lower the prices of existing products and services; and

    - our customers promote our system to their subscribers and customers.

    See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

    OPEN INDUSTRY STANDARDS MAY CREATE A MORE COMPETITIVE MARKET FOR OUR ADVANTAGE SYSTEM

    The wireless market, within which our Advantage system competes, is becoming increasingly competitive. The widespread adoption of open industry standards may make it easier for new market entrants and existing competitors to introduce products and services that compete with our system. We expect that we will compete primarily on the basis of time to market, functionality, quality, breadth of new application offerings, industry position and experience. We may not be able to compete effectively on these or other bases. Some of our competitors have significantly greater financial, marketing and other resources, generate greater revenues and have greater name recognition and international experience than we do. See "Business--Competition."

    WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS

    Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our Advantage system. If we are not adequately protected, our competitors could use the intellectual property that we have developed to enhance their products and services. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights, but these legal means provide only limited protection. We have no patents or patent applications pending. As the number of entrants into our market increases, the possibilities of patent infringement claims against us grows. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware, which will cause us to be infringing such patent when it is issued in the future. To address any patent infringement claims, we may have to enter into royalty or licensing agreements on disadvantageous commercial terms. In addition, any infringement claims, with or without merit, or our failure to license the infringed or similar technology would be time-consuming and expensive to litigate or settle and could divert management attention from administering our core business. See "Business--Intellectual Property Rights."

    WE HAVE A LONG SALES CYCLE WHICH COULD MAKE OUR OPERATING RESULTS FLUCTUATE ON A QUARTERLY BASIS AND MAKE THEM DIFFICULT TO PREDICT

    Our sales cycle is lengthy, typically between four and 12 months, and sometimes unpredictable, which may contribute to fluctuations in our quarterly operating results. Because our Advantage system represents a significant capital investment for our customers, we spend a substantial amount of time educating customers regarding the use and benefits of our system and they in turn spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals before purchasing our system. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

    WE HAVE RELIED ON A RELATIVELY SMALL NUMBER OF CUSTOMERS AND WE MAY FAIL TO RETAIN THESE CUSTOMERS OR ADD NEW CUSTOMERS IN THE FUTURE

    To date, our revenues have been derived from a small number of customers, consisting primarily of wireless network operators, wireless infrastructure and device manufacturers, ISPs, information content providers and corporate data networks. The risks of dependence upon our customers is great because of the relatively small number of each type of customer worldwide. Our future success depends on our ability to increase revenues from sales of our Advantage system to our current and prospective customers. We may not be able to achieve widespread adoption by potential customers or expand sales to existing customers. See "Business--Customers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

    CONSOLIDATION IS INCREASING AMONG OUR CUSTOMERS AND OUR BARGAINING POWER MAY DECREASE

    Recently, the wireless industry has been characterized by significant consolidation activity. This consolidation could have the effect of reducing the number of our current or potential customers which could increase their bargaining power. This potential increase in bargaining power could allow customers to request our exclusivity with them in a particular market. Accordingly, we may not be able to serve some customers who wish to purchase our systems and services.

    OUR ADVANTAGE SYSTEM MAY CONTAIN DEFECTS OR ERRORS WHICH COULD RESULT IN LOST REVENUES OR INCREASED SERVICE COSTS

    The system we develop is complex and must meet the stringent technical requirements of our customers. We must continue to develop our Advantage system quickly to keep pace with the rapidly changing wireless and wireless data industries. A system as complex as ours may contain undetected errors or defects, especially when first introduced or when upgraded. Our system may not be free from errors or defects after installation, which could result in lost revenues, diverted development resources and increased service and warranty costs. See "Business--Research and Development."

    OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY

    Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. We may not meet expectations of investors and analysts in a given quarter. At our current level of operations, most of our expenses are relatively fixed. As a result, any shortfall in revenues relative to our expectations could cause a significant decline in our quarterly operating results. Fluctuations in our common stock price may be exaggerated if the trading volume of our common stock is low. In addition, due to the technology-intensive and emerging nature of our business, the market price of our common stock may fall, or rise, in response to:

    - announcements of technological or competitive developments;

    - acquisitions or strategic alliances by us or our competitors;

    - the gain or loss of a significant customer or order; and

    - conditions in the wireless and wireless data industries and economic conditions generally.

    Due to these factors, quarterly revenues, expenses and results of operations could vary significantly in the future. You should take these factors into account when evaluating past periods and, because of the potential variability due to these factors, you should not rely upon results of past periods as an indication of our future performance. In addition, the long-term viability of our business could be negatively impacted if there were a trend in these factors unfavorable to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

    WE DEPEND ON RECRUITING AND RETAINING KEY MANAGEMENT AND TECHNICAL PERSONNEL WITH EXPERIENCE IN THE WIRELESS AND WIRELESS DATA INDUSTRIES

    Because of the technical nature of our Advantage system and the dynamic market in which we compete, our continued performance depends on attracting and retaining highly skilled engineering, managerial, consulting, marketing and sales personnel. In particular, our future success depends in part on the continued services of each of our current executive officers and other key employees. In order to increase our revenues significantly, we need to hire a substantial number of employees in the near future. Competition for qualified personnel in the wireless and wireless data industries is intense. We believe that there are only a limited number of persons with the requisite skills to serve in many key positions and it is difficult to hire and retain these persons. Our competitors and other parties have attempted to recruit our employees in the past and may do so in the future.

    WE MAY FAIL TO SUPPORT OUR ANTICIPATED GROWTH IN OPERATIONS

    To succeed in the implementation of our business strategy, we must rapidly execute our sales strategy and further develop and expand our system's capabilities, while managing anticipated growth by implementing effective planning and operating processes. We may fail to manage anticipated growth if we fail to do any of the following:

    - continue to implement and improve our operational, financial and management information systems;

    - hire, train and retain additional qualified personnel;

    - continue to expand and upgrade our core technologies; and

    - effectively manage multiple relationships with various wireless network operators, wireless infrastructure and device manufacturers, ISPs, information content providers, corporate data networks, e-commerce Web site operators, applications developers and other third parties.

    WE HAVE RECENTLY EXPANDED OUR OPERATIONS INTERNATIONALLY AND WE MAY FAIL TO EFFECTIVELY MANAGE OUR INTERNATIONAL OPERATIONS

    In the past two years, we have been engaged on projects in 18 foreign countries. We currently have an office in London and we are in the process of opening regional offices in Asia, Latin America and Europe. For the year ended December 31, 1999, sales to international customers accounted for approximately 10% of our total revenues. We intend to expand our existing international operations and may enter additional international markets, which will require significant management attention and financial resources and could adversely affect our operating margins and earnings.

    Our international business operations are subject to a number of material risks, including but not limited to:

    - failure by us and/or third parties to develop localized content and applications to be delivered by our systems;

    - costs of localizing our systems for foreign markets;

    - difficulties in staffing and managing foreign operations;

    - longer time periods for collection of accounts receivable;

    - political and economic instability;

    - fluctuations in foreign currency exchange rates;

    - reduced protection of intellectual property rights;

    - contractual provisions governed by foreign laws;

    - United States encryption export laws and restrictions regarding other technologies;

    - potentially adverse tax and repatriation consequences; and

    - the burden of complying with complex and changing regulatory requirements.

    WE RELY ON THIRD PARTIES FOR THE SUCCESS OF OUR PROMOTION AND DISTRIBUTION EFFORTS

    Our success depends in part on our ability to increase sales of our Advantage system. We rely on wireless network operators, wireless infrastructure and device manufacturers, software providers and other third parties to promote and distribute our system. We may not be able to increase our revenues or achieve profitability if we are unable to do any of the following:

    - maintain our existing strategic relationships, as well as develop and maintain new strategic relationships;

    - generate increasing revenues by distribution of our Advantage system through our existing strategic relationships, as well as through new strategic relationships;

    - increase revenues derived from sales through our indirect distribution channels; or

    - increase the number of indirect distributors with whom we have relationships.

    AN INTERRUPTION IN THE SUPPLY OF PRODUCTS AND SERVICES THAT WE OBTAIN FROM THIRD PARTIES COULD CAUSE A DECLINE IN SALES OF OUR SYSTEM

    We rely on hardware manufacturers, software providers and other third parties to deliver and support, on a timely and cost-effective basis, the products and services that we require for our system and to respond to emerging industry standards and other technological changes. These suppliers may experience difficulty in supplying us products or services sufficient to meet our needs or they may terminate or fail to renew contracts for supplying us these products or services on terms we find acceptable. Any significant interruption in the supply of any of these products or services could cause a decline in sales of our Advantage system unless and until we are able to obtain alternative products and services.

    WE MAY ACQUIRE TECHNOLOGIES OR COMPANIES IN THE FUTURE AND THESE ACQUISITIONS COULD RESULT IN THE DILUTION OF OUR STOCKHOLDERS AND DISRUPTION OF OUR BUSINESS

    We may acquire technologies or companies in the future. We may not be able to identify, acquire, profitably manage or successfully integrate any acquired technology or company without substantial expense, delay or other operational or financial problems. Entering into an acquisition entails many risks, including:

    - diversion of management's attention from other business concerns;

    - failure to assimilate the acquired technology or company with our pre-existing business;

    - potential loss of key customers from either our pre-existing business or the acquired company;

    - potential loss of key employees from either our pre-existing business or the acquired company;

    - dilution of our existing stockholders as a result of issuing stock; and

    - assumption of liabilities of the acquired company.

    OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK AND COULD EXERT SIGNIFICANT INFLUENCE OVER MATTERS REQUIRING STOCKHOLDER APPROVAL AFTER THIS OFFERING

    Immediately after this offering, our executive officers and directors and
their respective affiliates will own approximately   % of our outstanding common
stock. Accordingly, these persons may, as a practical matter, be able to exert significant influence over matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combinations. This concentration could have the effect of delaying or preventing a change in control.

    WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE AND IT MAY NOT BE AVAILABLE ON ACCEPTABLE TERMS

    The development of our business may require significant additional capital in the future to fund our operations, to finance the substantial investments needed for our planned growth, to enhance our system and to respond to competitive pressures and perceived opportunities such as investment, acquisition and international expansion activities. Currently, our cash flow from operations is insufficient to cover our expenses and capital needs. There can be no assurance that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may be forced to curtail or discontinue our operations. If we raise funds through the issuance of stock, the percentage ownership of our then-current stockholders may be reduced and the holders of new stock may have rights, preferences or privileges senior to those of the holders of our common stock. If additional funds are raised through a bank credit facility or the issuance of debt securities, the holders of that indebtedness may have rights senior to the rights of the holders of our common stock and the terms of that indebtedness could impose restrictions on our operations. A failure to obtain additional financing could delay the delivery of our system and services. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    OUR AGREEMENT WITH AOL COULD LIMIT OUR ABILITY TO OBTAIN PRIVATE EQUITY FINANCINGS AND DISCOURAGE A TAKEOVER

    We granted AOL certain pre-emptive rights to maintain its equity interest in our common stock in connection with issuances of common stock by us, except for issuances pursuant to stock option plans, issuances pursuant to currently outstanding securities and issuances in connection with acquisitions and equipment financings. As a result, any equity financing we wish to pursue will need to be coordinated with AOL and this complication could limit the number of investors willing to participate in such a financing.

    Our agreement grants AOL the right to designate one member of our board of directors until AOL and its affiliates hold less than 2% of our fully diluted common stock. The agreement also grants AOL the right to be informed by us if we decide to seek to locate a third party with which to consummate an acquisition of all or substantially all of our assets or stock or similar transactions and the right to make a matching offer regarding such acquisition. The existence of these rights could discourage third parties from pursuing a takeover.

    NEW LAWS AND REGULATIONS THAT IMPACT OUR INDUSTRY COULD INCREASE OUR COSTS OR REDUCE OUR OPPORTUNITIES TO EARN REVENUE

    In the future we may become subject to regulation by the Federal Communications Commission or another regulatory agency, which could increase our costs or reduce our opportunities to earn revenue.

    OUR CERTIFICATE OF INCORPORATION AND BY-LAWS CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER

    Anti-takeover provisions of Delaware law and our certificate of incorporation may make a change in corporate control more difficult, even if a change in control would be beneficial to our stockholders.

These provisions may allow our board of directors to prevent changes in our management and corporate control. Under Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

    One anti-takeover provision that we have is the ability of our board of directors to determine the terms of preferred stock and issue preferred stock without the approval of the holders of our common stock. Our certificate of incorporation allows the issuance of 1,000,000 shares of preferred stock. Because the rights and preferences of any series of preferred stock may be set by our board of directors in its sole discretion without approval of the holders of our common stock, the rights and preferences of preferred stock may be superior to those of our common stock. Accordingly, the rights of the holders of our common stock may be adversely affected.

    OUR SECURITIES HAVE NO PRIOR MARKET AND OUR STOCK PRICE MIGHT DECLINE AFTER THE OFFERING

    Before this offering, there has not been a public market for our common stock and the trading market price of our common stock may decline below the initial public offering price. The initial public offering price has been determined by negotiations between us and the representatives of the underwriters. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. In addition, an active public market for our common stock may not develop or be sustained after this offering.

    YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION BY INVESTING IN OUR COMMON STOCK

    The initial public offering price is substantially higher than the net tangible book value of each outstanding share of our common stock immediately after the offering. Any common stock you purchase in this offering will have a post-offering net tangible book value per share that is $ less than the initial public offering price. If additional shares are sold by the underwriters following exercise of their option to purchase additional shares in this offering, or if outstanding options or warrants to purchase shares of common stock are exercised, you will incur further dilution.

    FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE

    Sales of a substantial number of shares of common stock in the public market following this offering, or the perception that such sales may occur, could cause the market price of our common stock to decline. After this offering, we
will have       shares of common stock outstanding, which includes 615,167 shares issued upon conversion of the Monsoon and AOL investments. All the shares
sold in this offering will be freely tradable. Of the remaining       shares of
common stock outstanding after this offering,       shares will be eligible for
sale in the public market beginning 180 days after the date of this prospectus. After this offering we also intend to register up to approximately additional shares of our common stock for sale upon the exercise of outstanding stock options issued pursuant to compensatory benefit plans or reserved for future issuance pursuant to our Incentive Stock Option Plan. In addition, 37,500 shares will be issuable upon exercise of an outstanding warrant.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains statements about future events and expectations which are characterized as forward-looking statements. Forward-looking statements are based on our management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to them. The words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "intends," "objective" or similar words or the negative of these words are intended to identify forward-looking statements. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include those discussed in "Risk Factors" and in other sections of this prospectus.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the       shares of common stock
offered by us are estimated to be approximately $      million, approximately
$      million if the underwriters exercise in full the option granted by us to purchase additional shares in this offering, at an assumed initial public
offering price of $      per share, the midpoint of the range shown on the cover
of this prospectus, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses.

    We intend to use the net proceeds of this offering primarily for increased sales and marketing expenditures, increased research and development expenditures, expansion of our facilities, potential future acquisitions and working capital and other general corporate purposes. We have not yet determined our expected use of these proceeds, but we currently estimate that we will incur at least $25,000,000 in sales and marketing and research and development expenditures and $4,000,000 for expansion of our facilities during the next
12 months. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. We may also use a portion of the net proceeds to acquire additional businesses and technologies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so. The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds in short- or medium-term, interest-bearing, investment-grade securities and commercial paper.

                                DIVIDEND POLICY

    We do not expect to pay cash dividends on our common stock in the foreseeable future. Future dividends on our common stock, if any, will be determined by our board of directors. We may incur indebtedness in the future which may prohibit or restrict the payment of dividends.

    In the past, we made distributions to our stockholders pursuant to our tax status as an S corporation, which changed to a C corporation upon consummation of the AOL investment.

                                 CAPITALIZATION

    The following table shows our cash and cash equivalents, short-term debt and capitalization as of December 31, 1999:

    - on an actual basis;

    - on a pro forma basis to reflect (1) the Monsoon investment and the conversion of the Monsoon investment into 189,392 shares of our common stock; (2) the AOL investment; (3) a charge to earnings of approximately $60,000, which represents the tax liability owed by us upon conversion from S corporation status to C corporation status; and (4) the immediate $5,000,000 increase in value associated with the beneficial conversion feature of the AOL investment in our series A convertible preferred stock as an increase to additional paid-in capital and as a preferred stock dividend; and

    - on a pro forma as adjusted basis to reflect the application of the net proceeds of this offering, based upon an assumed initial public offering
      price of $     per share, the midpoint of the range shown on the cover of this prospectus, and the conversion of the AOL series A convertible preferred stock investment into 425,775 shares of our common stock.

    The table below excludes 1,350,000 shares of common stock reserved for issuance under our Incentive Stock Option Plan, under which options exercisable for 1,191,885 shares at a weighted average exercise price of $.47 per share were outstanding, and 37,500 shares of common stock reserved for issuance pursuant to an outstanding common stock warrant at an exercise price of $.30 share.

                                                                   AS OF DECEMBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                    (DOLLARS IN THOUSANDS)
                                                                         (UNAUDITED)
Cash and cash equivalents...................................  $   345     $10,345      $
                                                              =======     =======      =======
Notes payable to bank.......................................  $ 1,100     $ 1,100      $

Stockholders' equity:
  Preferred stock, $.01 par value; 1,000,000 shares
    authorized (actual, pro forma and pro forma as
    adjusted):
      Series A convertible preferred stock, no shares issued
      and outstanding (actual); 5,000 shares issued and
      outstanding (pro forma); no shares issued and
      outstanding (pro forma as adjusted); at $1,000 per
      share liquidation value...............................       --       5,000
  Common stock, $.01 par value; 10,000,000 shares authorized
    (actual); 250,000,000 shares authorized (pro forma and
    pro forma as adjusted); 8,650,000 shares issued and
    outstanding (actual); 8,839,392 shares issued and
    outstanding (pro forma);          shares issued and
    outstanding (pro forma as adjusted).....................       87          88
  Additional paid-in capital................................    7,154      17,153
  Deferred stock compensation...............................   (3,829)     (3,829)
  Accumulated deficit.......................................   (3,245)     (8,305)
                                                              -------     -------      -------
    Total stockholders' equity..............................      167      10,107
                                                              -------     -------      -------

      Total capitalization..................................  $ 1,267     $11,207      $
                                                              =======     =======      =======

                                    DILUTION

    The pro forma net tangible book value of our common stock as of
December 31, 1999 was $
per share, after giving effect to the Monsoon investment and the conversion of the Monsoon investment into 189,392 shares of our common stock, the AOL investment and a charge of approximately $60,000, which represents the tax liability owed by us upon conversion from S corporation status to C corporation
status. After giving effect to the sale by us of the       shares of common
stock offered herein and the application of the net proceeds of $      , our as
adjusted net tangible book value at December 31, 1999 would have been $      ,
or $      per share, assuming an initial public offering price of $    per
share, the midpoint of the range shown on the cover of this prospectus. This
represents an immediate increase in the net tangible book value of $      per
share to existing holders of common stock and an immediate dilution of
$      per share to new investors.

    Dilution is the amount by which the initial public offering price paid by the purchasers of shares of common stock in this offering exceeds the net tangible book value per share of common stock after this offering. The net tangible book value per share of common stock is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the pro forma number of shares of common stock deemed to be outstanding on the date as of which such book value is determined. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $
  Pro forma net tangible book value per share as of
    December 31, 1999.......................................  $
  Increase in pro forma net tangible book value per share
    attributable to this offering...........................
                                                              ------
Pro forma net tangible book value per share after the
  offering..................................................
                                                                       ------
Dilution per share to new investors.........................           $
                                                                       ======

    The following table summarizes, on a pro forma as adjusted basis as of December 31, 1999, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by our existing stockholders, by Monsoon and AOL and by new investors purchasing shares of
common stock in this offering, assuming an offering price of $      per share,
the midpoint of the range shown on the cover of this prospectus, and before deducting the underwriting discounts and commissions and estimated offering
expenses of $      payable by us:

                                                   SHARES                  TOTAL
                                                 PURCHASED             CONSIDERATION
                                            --------------------   ----------------------   AVERAGE PRICE
                                             NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                            ---------   --------   -----------   --------   -------------
Existing stockholders.....................  8,650,000        %     $    45,200        %        $  .01
Monsoon and AOL investments...............    615,167               10,000,000                  16.26
New investors.............................
                                            ---------     ---      -----------     ---         ------
  Total...................................                100%     $               100%        $

    The tables above assume no exercise by the underwriters of the option granted by us to purchase additional shares in this offering and assume no exercise of outstanding stock options or warrants. To the extent that any shares are issued at exercise prices below the net tangible book value per share in connection with outstanding options, you will experience further dilution. See "Management--Benefit Plans--Incentive Stock Option Plan" and "Description of Capital Stock--Warrant."

                      TERMINATION OF S CORPORATION STATUS

    Since our incorporation in March 1988, we have been treated for federal income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and our earnings have been taxed for federal and certain state income tax purposes directly to our stockholders rather than to us. See Notes 2 and 10 to our consolidated financial statements. We terminated our S corporation status upon consummation of the AOL investment. As a result, we had a final subchapter S corporation short year ending on and including the day preceding the consummation of the AOL investment. On and after the day preceding the consummation of the AOL investment, we were no longer treated as an S corporation and, accordingly, were fully subject to federal, state and local income taxes. We do not expect that we will have any undistributed earnings for the entire period that we were an S corporation.

    Should there be any adjustments to our federal taxable income that result in a shifting of income from tax periods in which we are a C corporation back to tax periods in which we were an S corporation, we shall pay to the stockholders of record immediately prior to this offering the amount of federal, state and local income taxes, including penalties and interest, incurred by the stockholders as a result of such adjustment to income, without regard to any tax effect to the stockholders from a change in the basis of their common stock that results from such adjustment. The amount payable to the stockholders will be increased in an amount, if any, necessary to reimburse the stockholders for taxes required to be paid by them as a result of the receipt of such amount, as so increased. The cost to us of any such payment could exceed the amount of the savings realized by us as a result of such adjustment to income.

    Should there be any adjustments to our federal taxable income that result in a shifting of income from tax periods in which we were an S corporation forward to tax periods in which we are a C corporation, we will bear any additional federal, state and local taxes as a result and such stockholders will not be required to pay any amounts to us. We reported losses on our income tax return in 1998 and expect to report losses in 1999; therefore, we believe that shifting of significant amounts of income forward from S corporation periods to C corporation periods is unlikely.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The tables that follow present portions of our consolidated financial statements and are not complete. You should read the following selected consolidated financial information in conjunction with our consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 are derived from our consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this prospectus. Our balance sheet data as of December 31, 1997 are derived from our audited financial statements that are not included in this prospectus. The statements of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995 and 1996 are derived from unaudited financial statements that are not included in this prospectus, which in our opinion reflect all adjustments necessary to present fairly our financial position and results of operations for the periods presented. The historical results presented below are not necessarily indicative of the results to be expected for any future year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                   YEARS ENDED DECEMBER 31,
                                                     ----------------------------------------------------
                                                       1995       1996       1997       1998       1999
                                                     --------   --------   --------   --------   --------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  License fees.....................................   $1,565     $2,856     $4,141     $5,341    $ 7,553
  Maintenance and support services.................       14         71         47        218        788
                                                      ------     ------     ------     ------    -------
    Total revenues.................................    1,579      2,927      4,188      5,559      8,341
Cost of revenues:
  License fees.....................................      290        383        659        595        728
  Maintenance and support services.................        5         25         29         71        285
                                                      ------     ------     ------     ------    -------
    Total cost of revenues.........................      295        408        688        666      1,013
      Gross profit.................................    1,284      2,519      3,500      4,893      7,328
Operating expenses:
  Research and development.........................      623        858      1,315      2,157      3,604
  Sales and marketing..............................      297        325        534      1,601      3,367
  General and administrative.......................      356        482        845      1,563      1,640
  Stock compensation...............................       --         --        128         --      2,172
                                                      ------     ------     ------     ------    -------
    Total operating expenses.......................    1,276      1,665      2,822      5,321     10,783
                                                      ------     ------     ------     ------    -------
Operating income (loss)............................        8        854        678       (428)    (3,455)
Interest income (expense), net.....................        4          7          3          3       (589)
                                                      ------     ------     ------     ------    -------
Net income (loss)..................................   $   12     $  861     $  681     $ (425)   $(4,044)
                                                      ======     ======     ======     ======    =======
Pro forma net income (loss)(1).....................   $    5     $  514     $  355     $ (258)   $(3,964)
                                                      ======     ======     ======     ======    =======
PER SHARE DATA:
Basic and diluted net income (loss) per share......   $  .00     $  .10     $  .08     $ (.05)   $  (.47)
                                                      ======     ======     ======     ======    =======
Pro forma basic and diluted net income (loss) per
  share(1).........................................   $  .00     $  .06     $  .04     $ (.03)   $  (.46)
                                                      ======     ======     ======     ======    =======
Weighted average shares used in computing basic and
  diluted net income (loss) per share and pro forma
  basic and diluted net income (loss) per share....    8,500      8,500      8,500      8,500      8,638
                                                      ======     ======     ======     ======    =======

------------------------

(1) For all periods presented, we were treated as an S corporation and were not subject to federal and state income taxes. Pro forma net income (loss) reflects federal and state income taxes as if we had not elected
    S corporation status for income tax purposes. In March 2000, our S corporation status was terminated. See "Termination of S Corporation Status."

                                                                               AS OF DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                              --------   --------   --------   --------   --------
                                                                             (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash........................................................    $ 5        $49       $ 117      $ 252      $ 345
Working capital (deficit)...................................     19        756       1,433        758       (217)
Total assets................................................     27        837       1,713      1,993      2,951
Total liabilities...........................................     42        103         254        981      2,784
Total stockholders' equity (deficit)........................    (15)       734       1,459      1,012        167

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS WHEN YOU READ THE CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED IN THIS PROSPECTUS. THE DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF FACTORS INCLUDING, BUT NOT LIMITED TO, THOSE UNDER "RISK FACTORS" AND "FORWARD-LOOKING STATEMENTS."

OVERVIEW

    We were incorporated in New York in March 1988 and reincorporated in Delaware in March 2000, and from inception until September 1994, our operations consisted primarily of engineering consulting to United States radio paging carriers and manufacturers of paging infrastructure. During this period, we developed our core technologies and recruited development personnel. Using our background in developing customized Advantage systems, we deployed our first standard Advantage system in 1995 and commenced sales and marketing efforts aimed at the identification of additional opportunities for our system. Our business today consists primarily of sales of our Advantage system along with service and support contracts covering the ongoing operation of our systems. Revenue from system license fees for the years ended December 31, 1997, 1998 and 1999 were $4,141,000, $5,341,000 and $7,553,000, respectively. Maintenance and support revenues for the years ended December 31, 1997, 1998 and 1999 were $47,000, $218,000 and $788,000, respectively. Net income for 1997 was $681,000 and in 1998 and 1999, as we began expanding our sales, marketing, research and development, we incurred net losses of $425,000 and $4,044,000, respectively. The loss of $4,044,000 in 1999 included an expense of $2,172,000 for stock compensation, and $491,000 in interest expense relating to the grant of a common stock warrant in connection with our bank line of credit, without which our net loss would have been $1,381,000.

    We generate revenues from the licensing of our systems as well as maintenance and support services related to the operation of these systems. In many cases, we deliver systems to our customers that include industry-standard hardware, which we purchase from other vendors. Our systems are initially delivered with the ability to process a specified maximum number of transactions per second to a given customer's subscribers. As customers' requirements expand, either due to increased numbers of subscribers or increased use of wireless Internet services by existing subscribers, additional capacity can be added to their networks without disrupting service.

    Our future success depends on our ability to increase sales of our system, to increase capacity licenses and to increase maintenance and support services provided to existing and new customers. If the market for Internet-based services on wireless devices develops more slowly than expected, our business would be materially and adversely affected.

    During 1999, America Online, which will own approximately 4% of our common stock after this offering, and Vast Systems accounted for approximately 28% and 20%, respectively, of our total revenues. During 1998, PageNet, WebLink Wireless, formerly PageMart, and Motorola accounted for approximately 22%, 13% and 12%, respectively, of our total revenues. During 1997, Vodafone AirTouch, formerly U S WEST NewVector, Motorola and WebLink Wireless accounted for approximately 27%, 20% and 14% respectively, of our total revenues.

    We sell our Advantage system to wireless network operators, wireless infrastructure and device manufacturers, ISPs, information content providers and corporate data networks through our direct sales force and indirectly through manufacturers who distribute our systems. We recognize revenue from the sale of our standard systems at time of shipment. In some cases, our customers purchase engineering consulting services in conjunction with our standard system in order to customize certain applications. We recognize revenue from the maintenance and support services provided to our customers ratably over the term of the support agreement, which, in most cases, runs for one year from the date of purchase of our system and is renewable on an annual basis.

    Effective January 1, 1998, we adopted the American Institute of Certified Public Accountants' Statement of Position, or SOP, 97-2, SOFTWARE REVENUE RECOGNITION, as amended. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair market value of the elements. The adoption of SOP 97-2 did not have a significant impact on our accounting for revenues.

    International sales of systems and services accounted for 12%, 14% and 10% of our total revenues for the years ended December 31, 1997, 1998 and 1999, respectively. We expect international sales, which we define as sales to customers located outside the United States, to account for an increasingly significant portion of our total revenue, although the percentages of our total revenues derived from international sales may vary. Risks inherent in our international business activities include:

    - failure by us and/or third parties to develop localized content and applications to be delivered by our systems;

    - costs of localizing our systems for foreign markets;

    - difficulties in staffing and managing foreign operations;

    - longer time periods for collection of accounts receivable;

    - political and economic instability;

    - fluctuations in foreign currency exchange rates;

    - reduced protection of intellectual property rights;

    - contractual provisions governed by foreign laws;

    - United States encryption export laws and restrictions regarding other technologies;

    - potentially adverse tax and repatriation consequences; and

    - the burden of complying with complex and changing regulatory requirements.

    Since mid-1998, we have invested substantially in research and development, marketing, domestic sales, professional services and our general and administrative infrastructure. These investments have significantly increased our operating expenses, resulting in net losses in 1998 and 1999. Although our revenue has grown significantly in recent years, our revenues may not increase at a rate sufficient to achieve and maintain profitability. We anticipate that our operating expenses will increase substantially for the foreseeable future as we expand our sales and marketing, research and development, and professional services and administrative staff.

RESULTS OF OPERATIONS

    YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1999

    ADVANTAGE SYSTEM REVENUES. License fees derived from sales of our Advantage system increased from $5,341,000 in 1998 to $7,553,000 in 1999, an increase of $2,212,000, or 41%. The increase in license fee revenues was primarily attributable to our expansion into the wireless network operator market as well as into the Internet business market, where we provided our system to ISPs and information content providers. Revenues in 1999 for these ISPs and information content providers were $4,011,000, as compared to $85,000 in 1998. This increase was offset by a decline in sales to the paging market, which represented a significant portion of our business until late 1998.

    MAINTENANCE AND SUPPORT SERVICES REVENUES. The maintenance and support program, instituted in late 1998, provides our customers with 24-hour, seven-days-a-week repair or replacement of any defective equipment we supply, as well as free software upgrades, typically for a 12-month period. Maintenance and support services revenues increased from $218,000 in 1998 to $788,000 in 1999, an increase of $570,000, or 261%, and was related to the increase in systems sales to ISPs and information content providers. We recognize revenues from maintenance and support services ratably over the term of the support agreement, which, in most cases, runs for one year from the date of purchase of our system and is renewable on an annual basis. As of December 31, 1999, $702,000 in maintenance and support agreements entered into in 1999 were deferred and will be recognized as revenue in 2000.

    COST OF ADVANTAGE SYSTEM REVENUES. Cost of license fees derived from sales of our Advantage system consists primarily of the purchase of computer hardware and software from third parties. Although we are primarily a provider of software, we typically, at the customer's request, install our system on industry standard computer equipment provided by vendors such as IBM, Dell or Compaq. Cost of license fees derived from sales of our Advantage system increased from $595,000 in 1998, or 11% of revenues, to $728,000 in 1999, or 9% of revenues. The decrease in cost of revenues as a percent of revenues was attributable to a relative decline in 1999, as a percent of total license fees, in the sale of computer hardware, which carries a lower gross margin than sales of our system.

    COST OF MAINTENANCE AND SUPPORT SERVICES REVENUES. Cost of maintenance and support services revenues consists primarily of compensation, travel and related overhead costs for personnel involved in the operation of our maintenance and support program. Cost of maintenance and support services were $71,000 and $285,000 in 1998 and 1999, respectively.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist primarily of compensation and related overhead costs of research and development personnel, as well as fees paid to outside consultants. Research and development expenses increased from $2,157,000 in 1998 to $3,604,000 in 1999, an increase of $1,447,000, or 67%. This increase was primarily due to the hiring of research and development personnel and to an increase in the use of outside consultants. Our intent is to strategically pursue new technologies and to continue to provide enhancements to our current system. These activities will result in increased research and development expenses over current levels.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses consist primarily of compensation and related costs, marketing programs, sales commissions, promotional material and travel and entertainment. Sales and marketing expenses increased from $1,601,000 in 1998 to $3,367,000 in 1999, an increase of $1,766,000, or 110%. This increase resulted primarily from an increase in compensation and related costs from the addition of sales and marketing personnel. We anticipate continuing investments in the sales and marketing area, primarily through the addition of new personnel and expanded marketing and sales programs.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist primarily of salaries and related costs, bad debt expense, and legal, accounting and other general and administrative costs. General and administrative expenses increased from $1,563,000 in 1998 to $1,640,000 in 1999, an increase of $77,000, or 5%. The small increase is attributable primarily to increases in compensation and related costs offset by declines, primarily in bad debt expense.

    DEFERRED STOCK COMPENSATION. We recorded deferred stock compensation expense of approximately $6,001,000 in 1999, representing the difference between the exercise prices of options granted to acquire shares of common stock during 1999 and the deemed fair market value for financial reporting purposes of our common stock on the respective grant dates. We amortized deferred stock compensation expense of $2,172,000 during 1999, as compared to $0 during 1998. Total deferred stock compensation at December 31, 1999 of $3,829,000 is being amortized over the vesting periods of the options using a graded vesting method. The amortization of deferred compensation currently recorded is estimated to be $812,000 for each of the years ending December 31, 2000 through 2003 and $581,000 for the year ending December 31, 2004.

    OTHER INCOME (EXPENSE). Other income (expense), consisting of interest income and interest expense, declined from $3,000 in net interest income in 1998 to $589,000 of net interest expense in 1999. The increase in interest expense was the result of an increase in our borrowings under our bank line of credit from $500,000 at December 31, 1998 to $1,100,000 at December 31, 1999 and a
charge to earnings in 1999 of $491,000 for interest expense relating to the grant of a common stock warrant in connection with our bank line of credit. As of December 31, 1999, an additional $491,000 in interest was deferred and will be amortized to earnings through June 30, 2000.

    YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    ADVANTAGE SYSTEM REVENUES. License fees derived from sales of our Advantage system increased from $4,141,000 in 1997 to $5,341,000 in 1998, an increase of $1,200,000, or 29%. The increase in license fee revenues was primarily attributable to our continuing expansion into the wireless network operator market, which was our primary market before we began providing systems for ISPs and information content providers in late 1998.

    MAINTENANCE AND SUPPORT SERVICES REVENUES. The maintenance and support program, instituted in late 1998, provides our customers with 24-hour, seven-days-a-week repair or replacement of any defective equipment we supply, as well as free software upgrades, typically for a 12 month period. Maintenance and support services revenues increased from $47,000 in 1997 to $218,000 in 1998, an increase of $171,000, or 364%, and was related to the expansion into the wireless network operator market. We recognize revenues from maintenance and support services ratably over the term of the support agreement, which, in most cases, runs for one year from the date of purchase of our system and is renewable on an annual basis. In 1997, our maintenance and support revenue consisted primarily of software upgrades and replacement parts.

    COST OF ADVANTAGE SYSTEM REVENUES. Cost of license fees derived from sales of our Advantage system consists primarily of the purchase of computer hardware and software from third parties. Cost of license fees derived from sales of our Advantage system decreased from $659,000 in 1997, or 16% of revenues, to $595,000 in 1998, or 11% of revenues. The decrease in cost of revenues as a percent of revenues was attributable to a relative decline in 1998, as a percent of total license fees, in the sale of computer hardware, which carries a lower gross margin than sales of our system.

    COST OF MAINTENANCE AND SUPPORT SERVICES REVENUES. Cost of maintenance and support services revenues consists primarily of compensation, travel and related overhead costs for personnel involved in the operation of our maintenance and support program. Cost of maintenance and support services were $29,000 and $71,000 in 1997 and 1998, respectively.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses consist primarily of compensation and related overhead costs of research and development personnel, as well as fees paid to outside consultants. Research and development expenses increased from $1,315,000 in 1997 to $2,157,000 in 1998, an increase of $842,000, or 64%. This increase was primarily due to the hiring of research and development personnel and an increase in the use of outside consultants. Our intent is to strategically pursue new technologies and to continue to provide enhancements to our current system. These activities will result in increased research and development expenses over current levels.

    SALES AND MARKETING EXPENSES. Sales and marketing expenses consist primarily of compensation and related costs, marketing programs, sales commissions, promotional material and travel and entertainment. Sales and marketing expenses increased from $534,000 in 1997 to $1,601,000 in 1998, an increase of $1,067,000, or 200%. In 1998, we decided to accelerate the rate at which we would expand our sales and marketing personnel and programs. As a result, this significant increase resulted primarily from an increase in compensation and related costs from the addition of sales and marketing personnel and programs. We anticipate continuing investments in the sales and marketing area, primarily through the addition of new personnel and expanded marketing and sales programs.

    STOCK COMPENSATION. Stock compensation expense in 1997 relates to an award of 1,275,000 shares of our common stock to our president and chief executive officer by our existing stockholders and officers.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist primarily of salaries and related costs, bad debt expense and legal, accounting and other general and administrative costs. General and administrative expenses increased from $845,000 in 1997 to $1,563,000 in 1998, an increase of $718,000, or 85%. The increase is attributable primarily to an increase in bad debt expense of $353,000 and increases in salaries and related costs.

    OTHER INCOME (EXPENSE). Other income (expense), consisting of net interest income and net interest expense, remained consistent at $3,000 in net interest income in 1997 and 1998.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents our unaudited quarterly results of operations for the eight quarters ended December 31, 1999. You should read the following table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited information on the same basis as the consolidated financial statements appearing elsewhere in this prospectus. This table includes all adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusion about our future results from the results of operations for any quarter.

                                                                             QUARTERS ENDED
                                        -----------------------------------------------------------------------------------------
                                        MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                          1998        1998       1998        1998       1999        1999       1999        1999
                                        ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                         (DOLLARS IN THOUSANDS)
Revenues:
  License fees........................   $1,496      $1,677     $  573      $1,595     $   723     $2,690     $   641    $ 3,499
  Maintenance and support services....       44          44         56          74          65        143         239        341
                                         ------      ------     ------      ------     -------     ------     -------    -------
    Total revenues....................    1,540       1,721        629       1,669         788      2,833         880      3,840
                                         ------      ------     ------      ------     -------     ------     -------    -------
Cost of revenues:
  Licenses fees.......................      190         143        126         136          67        317         189        155
  Maintenance and support services....       17          18         18          18          72         70          69         74
                                         ------      ------     ------      ------     -------     ------     -------    -------
    Total cost of revenues............      207         161        144         154         139        387         258        229
                                         ------      ------     ------      ------     -------     ------     -------    -------
      Gross profit....................    1,333       1,560        485       1,515         649      2,446         622      3,611
                                         ------      ------     ------      ------     -------     ------     -------    -------
Operating expenses:
  Research and development............      355         524        596         682         698        764         868      1,274
  Sales and marketing.................      246         345        471         539         914        724         756        973
  General and administrative..........      318         380        359         506         336        393         341        570
  Stock compensation..................       --          --         --          --          --         --          26      2,146
                                         ------      ------     ------      ------     -------     ------     -------    -------
    Total operating expenses..........      919       1,249      1,426       1,727       1,948      1,881       1,991      4,963
                                         ------      ------     ------      ------     -------     ------     -------    -------
Operating income (loss)...............      414         311       (941)       (212)     (1,299)       565      (1,369)    (1,352)
Other income (expense)................        1           3         --          (1)        (17)       (25)       (274)      (273)
                                         ------      ------     ------      ------     -------     ------     -------    -------
Net income (loss).....................   $  415      $  314     $ (941)     $ (213)    $(1,316)    $  540     $(1,643)   $(1,625)
                                         ======      ======     ======      ======     =======     ======     =======    =======

    We believe that period-to-period comparisons of our operating results are not necessarily meaningful and you should not rely on them to predict future performance. The amount and timing of our revenues and operating expenses may fluctuate significantly in the future as a result of a variety of factors. We face a number of risks and uncertainties encountered by early stage companies, particularly those in rapidly evolving markets such as the wireless and wireless data industries. We may not be able to successfully address these risks and difficulties. In addition, although we have experienced revenue growth recently, our growth may not continue, and we may not achieve or maintain profitability in the future.

    Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter due to a number of factors, some of which are outside of our control. These factors include, but are not limited to:

    - delays in market acceptance or implementation by our customers of our systems and services;

    - changes in demand by our customers for additional systems and services;

    - our lengthy sales cycle, our concentrated target markets and the potentially substantial effect on total revenues that may result from the gain or loss of business from each incremental wireless network customer;

    - introduction of new system applications or services by us or introduction of new products or services by our competitors;

    - delays in developing and introducing new system applications and services;

    - changes in our pricing policies or those of our competitors or customers;

    - changes in our mix of domestic and international sales;

    - risks inherent in international operations;

    - changes in our mix of license, consulting and maintenance and support services revenues; and

    - changes in accounting standards, including standards relating to revenue recognition, business combinations and stock-based compensation.

    Our four- to twelve-month sales cycle contributes to fluctuations in our quarterly operating results. Many factors outside our control add to the lengthy education and customer approval process for our systems. For example, many of our prospective customers have neither budgeted expenses for the provision of Internet-based services to wireless subscribers nor specifically dedicated personnel for the procurement and implementation of our systems and services. Further, the emerging and evolving nature of the market for Internet-based services via wireless devices may lead prospective customers to postpone their purchasing decisions.

    Most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. In addition, our expense levels are based, in part, on our expectations regarding future revenues. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from quarter to quarter. Due to the foregoing factors, we believe period to period comparisons of our revenue levels and operating results are not meaningful. You should not rely on our quarterly revenues and operating results to predict our future performance.

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception in 1988, we have financed our operations primarily through cash generated from operations. We initially incurred bank debt in 1997 and as of December 31, 1997, our bank debt was $150,000. In 1998, while continuing to expand research and development, we also expanded our sales and marketing efforts. As a result, we recorded a net loss of $425,000 and bank debt increased to

$500,000 by December 31, 1998. In 1999, we continued our expansion in research and development and sales and marketing, recording a net loss of $1,381,000, excluding stock compensation expense of $2,172,000, and interest expense of approximately $491,000 relating to the grant of a common stock warrant in connection with our bank line of credit. Additionally, we increased bank debt by $600,000 to $1,100,000 as of December 31, 1999.

    We had a working capital deficit of $217,000 and stockholders' equity of $167,000 at December 31, 1999. As discussed further below, we will address the financing of our activities by raising additional funds through the issuance of debt and equity securities.

    Net cash used in operating activities in 1999 was $392,000. Net cash used in operating activities for 1999 was primarily due to our net loss of $1,381,000, excluding stock compensation and interest expense relating to the grant of a warrant in connection with our bank line of credit, and an increase in accounts receivable of $468,000, partially offset by increases in depreciation, bad debt expense, accounts payable and deferred revenue.

    Net cash used in investing activities of $230,000 in 1999 was essentially unchanged as compared to 1998, and consisted primarily of the purchase of property and equipment.

    Net cash provided by financing activities increased from $328,000 in 1998 to $715,000 in 1999. The increase in net cash provided by financing activities from 1999, as compared to 1998, was primarily the result of the net increase in borrowings under our bank note payable in 1999, as compared to 1998.

    In January 2000, we received $5,000,000 from Monsoon Ventures LLC and issued one-year convertible promissory notes with interest payable at 8% per annum. On March 28, 2000, we received $5,000,000 from AOL and issued 5,000 shares of our series A convertible preferred stock. The preferred stock will convert into 425,775 shares of our common stock upon completion of this offering. Concurrent with the AOL investment, the Monsoon promissory notes were converted into 189,392 shares of our common stock.

    As of February 29, 2000, our principal commitments consisted of corporate obligations under operating leases and commitments, none of which are material, and for capital expenditures, principally computer equipment and office furniture. The total of these capital commitments and expenditures was approximately $450,000. We expect to increase capital expenditures and expand our facilities consistent with our anticipated growth in operations and personnel.

    We have not yet determined our anticipated use of proceeds of this offering, but we currently estimate that we will have approximately $25,000,000 in research and development and sales and marketing expenses and approximately $4,000,000 in capital expenditures, including expansion of our facilities during the next 12 months. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. We believe that the net proceeds from this offering, together with our current cash, cash equivalents and short-term investments, will be sufficient to meet our anticipated cash needs for working capital and general corporate purposes for at least the next 12 to 18 months. However, in the event we decide to acquire technology rather than develop technology internally as has been our practice in the past, the proceeds of this offering may be sufficient for a period shorter than previously stated.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal years beginning after June 15, 2000, which will affect us as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires the recognition of all of these derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair market value. We expect that the adoption of SFAS No. 133 will not have a material impact on our consolidated financial position or results of operations.

INFLATION

    Management believes that inflation has not had, and is not likely to have, a material adverse effect on our consolidated results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Our exposure to market rate risk for changes in interest rates relates primarily to our investments in short- or medium-term, interest-bearing, investment-grade securities and commercial paper.

    At December 31, 1999, notes payable to the bank aggregated $1.1 million which bear interest at the bank's prime rate plus 1% per annum, 9.5% at December 31, 1999. Increases in the bank's prime rate would result in increases to our interest payments.

IMPACT OF YEAR 2000

    In 1999, we upgraded a significant portion of our software so that our computer system would function properly with respect to dates in the year 2000 and afterwards. We experienced no significant disruptions in our computer systems and we believe that our computer systems successfully responded to the year 2000 date change. We are not aware of any material problems resulting from year 2000 issues, either with our Advantage system or with the products and services we purchased from third parties. We will continue to monitor our computer systems as well as those of our suppliers and vendors throughout this year to ensure that any latent year 2000 problems that may arise are addressed promptly.

                                    BUSINESS

RTS WIRELESS, INC.

    We are a leading developer of adaptable software systems that connect the Internet to a wide array of evolving wireless devices, including virtually all cell phones, pagers and hand-held computers. Our product, the Advantage-Registered Trademark- system, can be specially configured to meet the particular needs of each customer, including wireless network operators, wireless infrastructure and device manufacturers, ISPs, information content providers and corporate data networks. Using our system, our customers can provide their wireless subscribers and clientele with e-mail, news, shopping, stock, weather, travel and other information content and services. Our Advantage system also permits companies to provide their employees with services such as wireless access to e-mail, personal calendars and contact lists through private corporate networks, commonly referred to as intranets. The Advantage system is a software engine for wireless data that runs our portfolio of standard applications as well as custom applications that we design to meet specific customer requirements. Our software also enables our customers to design their own applications. Consumers do not need specialized technology within their wireless devices to obtain network services through our Advantage system.

    We believe that the use of wireless devices in conjunction with the Internet reflects a growing consumer demand for mobile and convenient access to data. As of December 31, 1999, over 50 companies had purchased our Advantage system and had begun commercial service or market or laboratory trials. Our customers include many of the world's largest wireless network operators, such as Vodafone AirTouch, GTE Wireless, U S WEST Wireless, PageNet and Arch Communications, as well as AOL, the world's largest ISP. We also sell our Advantage system to manufacturers of wireless infrastructure, who bundle our system with their equipment. For example, Motorola typically includes a version of our Advantage system with each of the cellular telephone networks it installs worldwide.

    We have been a leader in the development and evolution of wireless industry technology for over 11 years. Our goal is to remain at the forefront of wireless Internet applications and services across the broadest possible array of devices. We believe our experience enables us to provide more effective service to our customers, to configure our Advantage system to perform effectively with each customer's system and to incorporate new technologies into our system as they become available.

INDUSTRY BACKGROUND

    GROWTH OF THE INTERNET AND CORPORATE INTRANETS

    The Internet has emerged as a global communications medium enabling millions of people to share information and conduct business electronically. Through the Internet, business and consumer users can exchange and post information, purchase goods and services, sell and advertise products and retrieve time-sensitive information, such as news and weather, at any time. The increased use of the Internet has been aided by easier and faster access and an increase in available information and services on-line. IDC estimates that there were approximately 261 million Internet users worldwide at the end of 1999 and that the number of users will grow to approximately 623 million by the end of 2003. In addition, employees are increasingly able to access e-mail and other information remotely through corporate intranets. Cahners In-Stat Group estimates that by 2002 medium and large companies in the United States will spend over $117 billion on wireless equipment and services, more than double the approximately $54 billion spent by these companies in 1998. According to Cahners In-Stat Group, the fastest growing purchasers of wireless equipment and services are mid-sized companies, where spending is expected to increase from approximately $28 billion in 1998 to over $67 billion in 2002.

    GROWTH OF WIRELESS SERVICES

    Worldwide use of wireless voice and data services has grown rapidly in recent years. This growth has been stimulated by the increased availability, quality and affordability of wireless devices such as cellular telephones, pagers, PDAs and on-board computers in automobiles. The Yankee Group estimates that there were approximately 530 million wireless telephone and paging subscribers worldwide as of the end of 1999, and that number is expected to grow to over one billion by 2003.

    THE CONVERGENCE OF THE INTERNET, CORPORATE INTRANETS AND WIRELESS
     COMMUNICATIONS

    As businesses and consumers become more reliant on e-mail, the Internet and corporate intranet-based services, wireless devices that can access such information are increasingly useful tools. The development of wireless technology allows consumers to access the Internet anytime, anywhere, through convenient, portable devices. The same technology allows employees to remotely access information available on their corporate intranets using wireless devices such as cellular telephones, pagers and PDAs.

    THE MARKET OPPORTUNITY

    Consumers and business users are increasingly attracted to the vast array of content and applications becoming available on the Internet. The increasing awareness of the potential to access this ever-expanding source of information and services using portable, personal wireless devices will create an enormous demand for software systems that facilitate connection to the Internet. We believe our Advantage system can address the objectives of our customers and their subscribers as demand for wireless information content and services grows.

THE RTS WIRELESS SOLUTION

    Our Advantage system is a high-capacity software engine for wireless data that enables communication between the Internet and/or intranets and virtually all mass-market wireless devices. Because of its modular architecture, our Advantage system may be configured to work with standard wireless devices utilized worldwide, as well as new and emerging wireless devices, including those with embedded microbrowsers such as WAP-enabled cellular telephones and those with SIM Toolkit and Java execution capabilities. This flexible design approach enables us to adapt and accommodate new wireless networks and devices, reducing our customers' risk of obsolescence.

    Our Advantage system has several key benefits for our customers and wireless users because it is:

    - ADAPTABLE. Our Advantage system is easily connected to the Internet and a wide variety of corporate intranets and wireless networks. We can customize the Advantage system if we encounter a network that is not compatible with our standard configuration.

    - EFFICIENT. The Advantage system architecture is designed to handle a large quantity of wireless data traffic quickly without any degradation in capability or features.

    - FLEXIBLE. The modular design of our system allows configuration by customers to incorporate a wide variety of desired applications. Additionally, consumers do not need specialized technology within their wireless devices to obtain network services through our Advantage system.

    - SCALABLE. The Advantage system design allows us to add additional capacity without disrupting service as a customer's requirements grow.

    - RELIABLE. The Advantage system virtually eliminates service interruptions by routing information around hardware failures, application or capacity upgrades or repairs. In addition, the Advantage system can be remotely diagnosed and monitored by our service or maintenance personnel.

    - PRICED BASED ON CAPACITY. Our pricing model is based on the data processing capacity of the delivered Advantage system, rather than the number of users or subscribers to our customers' networks. This pricing model makes the cost of ownership of our systems more attractive to our customers.

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
    The Advantage system can be configured to run our standard applications as well as applications we design to meet specific customer requirements. Our software also enables our customers to design their own applications. Software applications we offer as options with the Advantage system include:

    - wireless e-mail access;

    - wireless World Wide Web;

    - personalized wireless information content and services, such as news, stocks, weather, travel and sports;

    - wireless data routing and reformatting;

    - text-to-speech gateway; and

    - anti-spam network protection filters, which block undesired content.

    The Advantage system is also capable of performing various utility functions for our customers, including tracking data within the system and maintaining service and billing records and customized information specific to each subscriber.

    We deliver the Advantage system with a base wireless data handling capacity determined by the customer's needs. As those needs expand, additional capacity can be readily purchased from us by our customers. The Advantage system also can be expanded to support the installation of additional applications as needed by our customers.

    Our Advantage system operates on hardware from a wide variety of major manufacturers, including IBM, Compaq, Dell and Hewlett-Packard. A typical configuration of our Advantage system is shown and described below:

                                     [LOGO]

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
    The Advantage system consists of the following components, which act together as a gateway between the Internet and a wireless device:

    - INTERNET OR INTRANET ADAPTER. A set of software programs that translates data to and from the Internet or corporate intranets into our internal format.

    - ROUTER. A software process that coordinates data coming from a number of sources, or going to a number of destinations.

    - WIRELESS INTERNET DATA PROCESSING AND APPLICATIONS. Data processing functions that can be applied to all or a portion of the traffic presented to the Advantage system, depending upon the specific application. Examples include e-mail filtering, data reformatting and text-to-speech conversion. This stage of processing also queues data waiting to be sent and tracks delivery attempts, successes and failures. The electronic format used by all data processing applications in the Advantage system is independent of the wireless network or device.

    - WIRELESS NETWORK ADAPTER. A software program that translates data to and from our internal format into the format required by the wireless network or device.

    - TRANSACTION DATABASE. Maintains, stores and queues data in transit.

    - SYSTEM DATABASE. Maintains the specifics of all system configurations and keeps activity logs for maintenance, performance analysis and billing.

    - SUBSCRIBER DATABASE. Maintains information specific to each subscriber with access to the system and its services.

    The Advantage system connects to the Internet and wireless networks through a hardware interface, which includes plugs, sockets, wires and computer cards.

THE RTS WIRELESS STRATEGY

    Our goal is to remain at the forefront of wireless Internet applications and services across the broadest possible universe of devices. Key elements of our strategy are to continue to:

    - PROVIDE QUALITY SYSTEMS AND SERVICES TO OUR CUSTOMERS. We will continue to work closely with wireless network operators, wireless infrastructure and device manufacturers, ISPs, information content providers and corporate data networks to deliver quality systems for their technology needs as well as to meet the service demands of their subscribers.

    - ADDRESS NEW TECHNOLOGIES AND MARKET OPPORTUNITIES. We intend to maintain our position as a leader in the development of wireless Internet technology by expanding our wireless e-mail, World Wide Web and wireless data applications. We will continue to develop and promote wireless data technology, including integrating voice access through our text-to-speech and speech recognition applications, and to expand on-demand personalized information content and services for Advantage system users.

    - EXPAND OUR CUSTOMER BASE. As Internet businesses and Internet-related businesses continue to be created and to grow, the broad applicability of our system and our design approach allow us to market to a widening base of potential customers. Accordingly, in addition to wireless network operators, we have specifically targeted ISPs, information content providers, e-commerce Web site operators, corporate data networks and telematics service providers. We also have an aggressive marketing and sales plan that should enable us to achieve significant market share in each of these segments.

    - STRENGTHEN THE RTS WIRELESS BRAND. We have achieved significant success among wireless network operators through informal brand promotion and reference selling. We expect to increase our market share in this segment and drive growth in our other customer segments by aggressively promoting our corporate brand.

    - DEVELOP STRATEGIC RELATIONSHIPS. Our strategic relationships have created various marketing and technology sharing programs that have promoted the adoption of our technology by our customers. We are seeking additional relationships among leaders in the telecommunications, wireless and wireless data industries.

    - EXPAND INTERNATIONALLY. We have increased our international presence through strategic relationships in select markets and plan to open regional offices around the world. Our London-based subsidiary provides sales, marketing and technical support throughout Europe, the Middle East and Africa. We are seeking new relationships to help promote our Advantage system in Asia and Latin America and expect to establish additional operating subsidiaries as we expand into new global markets.

    - MAINTAIN BROAD APPLICABILITY OF OUR ADVANTAGE SYSTEM. We are actively involved in organizations that determine standards for the wireless and wireless data industries. We dedicate engineers to ensure that our Advantage system remains adaptable to virtually all wireless or data networks or wireless devices. In this period of intensive development and change in the wireless and wireless data industries, we believe that the steps we are taking to maintain applicability of our system will help our customers avoid obsolescence in their wireless products and services.

THE ADVANTAGE SYSTEM

    Our Advantage system enables the transmission of data between the Internet or corporate intranets and wireless devices. Because our system is modular, we can integrate a number of applications into a single system and can expand that system to include more applications as our customers desire. Some typical applications include:

                 APPLICATION                                    DESCRIPTION
---------------------------------------------  ---------------------------------------------
Wireless E-mail Access.......................  Provides the ability to compose, read and respond to Internet e-mail messages remotely
                                               by using wireless devices.

Wireless World Wide Web......................  Provides a Web site on the Internet or intranet facilitating short messaging and
                                               two-way confirmed delivery messaging to
                                               wireless devices.

Personalized Wireless Information Content....  Provides a secure connection point where multiple Internet information content
                                               providers can connect to a wireless network
                                               in order to distribute on-demand,
                                               individualized content to subscribers with
                                               wireless devices.

Wireless Data Routing and Reformatting.......  Provides a high-speed link among multiple wireless networks, the Internet and corporate
                                               intranets that automatically adapts to
                                               different system specifications and formats.

Text-to-Speech Gateway ("e-Talker")..........  Employs state-of-the-art computer-generated speech technology to allow access through
                                               wireless or wireline telephones to e-mail and
                                               other information content and services,
                                               including finance, news, sports and weather.

Anti-Spam Network Protection Filter
  ("e-Sentinel").............................  Performs a real-time statistical analysis of data traffic on a wireless network in order
                                               to identify deliberate or accidental
                                               electronic junk mail, or "spam." Offending
                                               data traffic is directed away from the
                                               wireless network and is identified for later
                                               investigation.

    Our Advantage system is scalable, which means that as customers' requirements expand, either due to increased numbers of subscribers or increased use of wireless Internet services by existing subscribers, additional capacity can be added to their networks without disrupting service. This capacity can be increased in two ways:

    - licensing additional capacity in an existing Advantage system via remote access; or

    - adding additional Advantage systems to a customer's network.

    The market often requires that standard Advantage systems be customized with specially engineered modifications to suit the requirements of a particular application or customer. We have demonstrated the ability to create such custom developments rapidly, reliably and in a cost-effective, competitive manner. Our Advantage system is already deployed at many of the world's largest participants in the wireless and wireless data industries, including Vodafone AirTouch, GTE Wireless,

U S WEST Wireless, PageNet, Arch Communications, AOL and Vast Systems. Our system also is integrated into wireless infrastructure products by manufacturers such as Motorola, Ericsson and Comverse.

    Our Advantage system can connect the Internet with wireless devices that use new programming technologies. For example, the majority of the approximately
265 million global system for mobility, or GSM, handsets estimated by The Yankee Group to be currently in use can be easily programmed to allow the user to access Internet and intranet-based information content and services by using a chip called the subscriber identity module, or SIM. The programming capability for this feature is known as SIM Toolkit, or STK. The Advantage system provides a connection between the Internet and any STK-enabled GSM handset. In addition, Java is the most widely used programming system in the consumer electronics and information technology industries that can operate on any type of hardware. A large number of portable, and soon-to-be wireless, devices are being developed with the ability to run Java programs. The Advantage system can be used in conjunction with any Java-enabled device to permit wireless Internet and corporate intranet access.

    Our system also has the flexibility to use different encryption technology and vary the encryption strength to maintain compliance with United States export laws. To date, such encryption export laws have not adversely impacted our ability to compete effectively in international markets.

OUR INDUSTRY ACHIEVEMENTS

    Since our inception in 1988, we have developed several elements of the worldwide wireless Internet technology in use today, including our first wireless Internet gateway in 1995. The following are some of our innovative industry achievements:

YEAR                                   ACHIEVEMENT                                 DESCRIPTION
----                    ------------------------------------------  ------------------------------------------
        1991            DEVELOPED WIRELESS SPEECH-TO-TEXT AND       Permitted human speech to be translated
                        TEXT-TO-SPEECH SYSTEM.                      into digital signals, without
                                                                    pre-conditioning the system for the
                                                                    specific speaker's pronunciation or voice,
                                                                    and the signals to be transmitted as
                                                                    synthesized voice to wireless or wireline
                                                                    telephones.

        1994            DEVELOPED ROAMING CAPABILITY FOR PAGING.    Permitted digital paging subscribers to
                                                                    receive text messages outside the coverage
                                                                    area of their home network.

        1995            DEVELOPED WIRELESS INTERNET GATEWAY.        Permitted regional and nationwide digital
                                                                    paging networks to provide subscribers
                                                                    with e-mail services.

        1997            DEVELOPED INTERNET-BASED INTERNATIONAL      Permitted a digital paging network in the
                        PAGER ROAMING.                              United States to extend its service
                                                                    internationally through secure Internet
                                                                    connections with wireless networks in
                                                                    other countries.

        1997            DEVELOPED WIRELESS INTERNET GATEWAY WITH    Permitted wireless network subscribers to
                        PERSONALIZED E-MAIL FILTERS.                block unwanted wireless e-mail.

        1998            DEVELOPED WIRELESS INTERNET GATEWAY FOR     Permitted Internet data, including e-mail
                        SATELLITE TELEPHONES AND PAGERS.            and other information content, to be
                                                                    directed to international satellite
                                                                    telephone and pager networks.

        1999            DEVELOPED MULTIPLE NETWORK SHORT MESSAGE    Permitted the connection of a digital
                        SERVICE GATEWAY.                            cellular network system in a large United
                                                                    States metropolitan area with two
                                                                    principal transmission networks serving
                                                                    different portions of the metropolitan
                                                                    area. The transmission networks were
                                                                    otherwise incompatible.

        1999            DEVELOPED WIRELESS COMMUNICATIONS           Permitted corporate intranet applications
                        TRANSPORT PROTOCOL.                         such as e-mail to be connected with
                                                                    wireless messaging networks through an
                                                                    open-standard software system.

        1999            DEVELOPED LINUX-BASED WAP                   WAP wireless data server built on an
                        PROXY/APPLICATION SERVER.                   emerging operating systems platform.

    We are a member of the WAP Forum, an open-standards development organization with over 200 full member firms and over 150 associate member firms. In 1998, the WAP Forum published technical specifications for application and content development and product interpretability based on Internet technology and standards. Our Advantage system complies with WAP specifications, allowing wireless device manufacturers, wireless network operators, information content providers and application developers to provide Internet-based products and services to WAP-enabled wireless devices.

CUSTOMERS

    Our customers include wireless network operators, wireless infrastructure and device manufacturers, ISPs, information content providers and corporate data networks.

    WIRELESS NETWORK OPERATORS. We believe that our wireless network operator customers compete intensively to attract and retain subscribers on the basis of pricing of network services. Price-based competition can reduce average revenues per subscriber and can increase subscriber "churn," meaning the number of subscribers switching from one network operator to another. In this context, we believe that our wireless network operator customers use the Advantage system to deliver additional services to their wireless subscribers and to support these services on a cost-effective basis.

    WIRELESS INFRASTRUCTURE AND DEVICE MANUFACTURERS. Our wireless infrastructure and device manufacturing customers strive to make their cellular telephone networks fully functional upon delivery. As a result, these manufacturers and, in turn, their customers place stringent requirements on the reliability and scalability of our delivered system. In order to remain competitive, these infrastructure manufacturers require that our Advantage system be easily integrated with a wide variety of network infrastructure equipment.

    INTERNET SERVICE PROVIDERS. We believe that ISPs also compete intensively on the basis of price and services offered. In order to reduce subscriber "churn" driven by price-based competition, ISPs attempt to differentiate themselves by providing services not offered by their competitors. One such service option is a link between a subscriber's e-mail account and various wireless devices owned by the subscriber. Our Advantage system allows ISPs to provide their subscribers with access, through wireless devices, to other services offered by the ISP, including personalized financial portfolio alerts, news, e-commerce, weather and traffic updates and on-demand access to information databases. In addition to differentiating ISPs from each other, these wireless services can provide the ISP with added sources of revenue.

    INFORMATION CONTENT PROVIDERS. These businesses typically provide specialized or premium content to subscribers or the general public through the Internet or private networks. The Advantage system permits information content providers to extend delivery of data to an increasing number of wireless users. Expansion into the wireless market can result in new subscribers for information content providers, as well as increased exposure to existing subscribers.

    CORPORATE DATA NETWORKS. By integrating one or more Advantage systems into its corporate data network, a company can extend intranet and Internet information content and services to its employees, regardless of what type of wireless device the employees may be using, avoiding the need to purchase additional specialized wireless devices.

    During the past decade, we provided our Advantage system to leading companies throughout the wireless and wireless data industries. The following table of representative customers indicates the initial date each customer purchased an Advantage system:

CUSTOMER                                 COUNTRY               INITIAL PURCHASE
--------                                 -------               ----------------
ALLTEL                                   USA                         1997
America Online                           USA                         1999
Ameritech                                USA                         1997
Arch Communications                      USA                         1999
Bell Mobility                            USA                         1998
CallMax                                  The Netherlands             1997
Cellular One--San Francisco              USA                         1994
Cellular One--Phoenix                    USA                         1996
Cellular One--Kansas City                USA                         1994
CFW Wireless                             USA                         1997
Comverse                                 Worldwide                   1994
CUE Wireless                             USA                         1996
Datalink.net                             USA                         1997
Dobson Cellular                          USA                         1999
EirPage                                  Ireland                     1999
Ericsson                                 China                       1998
GTE Wireless                             USA                         1993
IRIDIUM                                  Worldwide                   1998
Metrocall                                USA                         1993
Motorola                                 Worldwide                   1996
                                         China                       1991
PageNet                                  USA                         1994
Paging Partners                          USA                         1996
PCL                                      Israel                      1998
Singapore Telecom                        Singapore                   1994
TelMex                                   Mexico                      1997
TSR Wireless                             USA                         1994
U S WEST Wireless                        USA                         1998
Vast Systems                             USA                         1999
Vodafone AirTouch                        USA                         1990
VoiceStream                              USA                         1999
WebLink Wireless                         USA                         1995

    For the year ended December 31, 1997, Vodafone AirTouch, formerly U S WEST NewVector, Motorola and WebLink Wireless, formerly PageMart, accounted for approximately 27%, 20% and 14%, respectively, of our total revenues. For the year ended December 31, 1998, PageNet, WebLink Wireless and Motorola accounted for 22%, 13% and 12%, respectively, of our total revenues. For the year ended December 31, 1999, America Online and Vast Systems accounted for 28% and 20%, respectively, of our total revenues.

    In addition to the types of customers mentioned above, we are marketing to the following potential customers:

    E-COMMERCE WEB SITE OPERATORS. Our Advantage system can provide a way for e-commerce Web site programmers to add services and features which connect to their subscribers' personal wireless devices. Typically, these enhancements are designed to increase subscriber loyalty, or "stickiness."

Wireless features also can increase revenue for e-commerce Web site operators, for example, by increasing the bid rate in online auctions.

    TELEMATICS AND TELEMETRY. The automotive and vending machine industries, in particular, are beginning to use wireless technology for remote tracking, monitoring and security of their products. Our Advantage system can permit the linkage of a wide array of devices, through a broad range of wireless networks, with Internet or intranet applications. Examples of services that can be created include safety and maintenance monitoring in vehicles; real-time traffic data; and inventory and security monitoring for vending machines, particularly where a wired connection may be unreliable or costly.

STRATEGIC RELATIONSHIPS

    We have established strategic relationships with leading companies to integrate our technology with their hardware, software and Internet applications. We have used our strategic relationships to promote and distribute our Advantage system to existing and emerging customer bases. The following are our strategic relationships:

    - MOTOROLA. Motorola distributes the Advantage system as part of the digital cellular networks they sell and service throughout the world. Our research and development staff works closely with Motorola engineering personnel to develop and integrate new features and protocols into their cellular network designs.

    - LUCENT TECHNOLOGIES. We have a strategic relationship with the Lucent Technologies Speech Solutions group to integrate Lucent's Text-to-Speech and Automatic Speech Recognition software into our Advantage system.

    - LERNOUT & HAUSPIE. We have integrated the Lernout & Hauspie RealSpeak text-to-speech engine into our Advantage system.

    - IBM. As a member of the IBM Business Partner Program, we participate in a number of joint marketing and technology sharing programs that help promote the Advantage system and IBM products in the wireless telecommunications market.

    - AOL. In connection with the sale of our Advantage system to AOL, we entered into a Contract of Sale and License Agreement with AOL dated October 19, 1999. On March 27, 2000, we entered into a consulting agreement with AOL pursuant to which, among other things, we will perform software development tasks for AOL. In addition, on March 28, 2000, we granted AOL an option to purchase a license for one of our Advantage applications not previously purchased by AOL. The terms of the option have been negotiated, and AOL has a 31-day no-charge, non-production use license to evaluate the software. It is anticipated that if that software meets AOL's requirements, AOL may purchase a license for the software at the end of the 31-day period, although AOL is under no obligation to do so.

RESEARCH AND DEVELOPMENT

    Our success depends on a number of factors, including our ability to identify and respond to the changing needs of our customers and the emerging technological trends in the wireless and wireless data industries. We also must develop and maintain the competitiveness of our system and bring new applications for our system to market in a timely, cost-effective manner. As a result, we have made and continue to make substantial investments in research and development. For the years ended December 31, 1997, 1998 and 1999, our research and development expenses were approximately $1.3 million, $2.2 million and $3.6 million, respectively. As of February 29, 2000, we had 43 engineers and technicians, or 54% of our total employees, engaged in research and development activities.

    Through our research and development team, we continue to enhance the features and performance of our Advantage system and to introduce new applications.

    System Enhancements:

    - WIRELESS E-MAIL AND MESSAGING. Emerging technology in wireless messaging includes the development of two-way wireless e-mail, personalized content delivery and advanced messaging through paging networks. We are continuing to develop technology that will allow a wireless user not only to receive messages but also to communicate remotely for business and personal purposes.

    - WIRELESS WORLD WIDE WEB. Wireless network operators and ISPs are continuing to look for new ways to personalize the delivery of e-mail and news or other information to a specific wireless user. Our wireless Web adapters will allow our customers to offer personalized, on-demand information services to their subscribers.

    - WAP PROXY GATEWAY. Major wireless telephone handset manufacturers are working to integrate WAP-compliant microbrowser software into their product lines. The Advantage WAP Proxy Gateway adapter provides the core functions needed to connect conventional wired Internet software technology and content to any WAP-enabled wireless device.

    - WAP APPLICATION SERVER. The Advantage WAP Application Server is a package of applications that run in conjunction with the Advantage WAP Proxy Gateway and which provides wireless device users with e-mail alerting and access, information content access, wireless instant messaging and subscriber personalization.

    New Application Developments:

    - AUTOMATIC SPEECH RECOGNITION. As a complement to the interactive voice response and text-to-speech functions currently available within the Advantage architecture, automatic speech recognition allows users to issue commands in a natural voice, providing a hands-free link between a wireless device and the Advantage system.

    - WAP APPLICATION FRAMEWORK FOR E-COMMERCE. To accelerate the launch of a wireless e-commerce site, the Advantage WAP Application Framework for e-Commerce implements the necessary mechanisms for offering and completing retail sales on digital wireless phones, interactive, or two-way, pagers and PDAs.

    - SECURITY AND ENCRYPTION FEATURES. The growth of the wireless and wireless data industries has resulted in a demand for security, particularly in two-way communications. Our secure adapters will provide a private connection between two or more Advantage servers across the Internet for e-mail or transmission of information content. We recognize that confirmation of secure transactions is critical to wireless users, particularly in e-commerce applications, and are incorporating authentication of transactions into our security software applications.

    - TELEMETRY APPLICATIONS. A rapidly growing segment of the wireless data market is for remote-sensing tasks that previously might have been assigned to wireline communications systems. For example, our technology could be used for remote electric meter reading, vending machine monitoring, security monitoring or even signaling the presence of mail or packages to be picked up from a sidewalk drop-box.

    - TELEMATICS APPLICATIONS. One-way and two-way communication with trucks, buses, railcars and passenger vehicles offer advantages in safety, convenience and security. Examples include automated location in the event of an accident or theft, remote activation of door locks and turn-by-turn directional assistance. We expect that the widespread adoption of telematics by the automotive industry will provide us with a large potential market for our system, since applications in this market will require an Internet gateway such as the Advantage system in order to function.

SALES AND MARKETING

    We target sales of our Advantage system to existing customers such as wireless network operators, wireless Internet infrastructure and device manufacturers, ISPs, information content providers and corporate data networks and prospective customers such as e-commerce Web site operators and telematics service operators and suppliers. As of February 29, 2000, we employed a total direct sales and sales support force of 24 full-time people in the field, at our corporate headquarters in Plainview, New York and at our European headquarters in London, England. These salespeople pursue sales opportunities in the United States, Europe, the Middle East, Africa, and Latin America and Asia. We expect to more than double our sales force in the United States by the end of 2000. We also work with wireless infrastructure manufacturers, such as Motorola, who help us achieve wide international distribution of our system. We currently use trading agents to sell and market in Asia. In addition, our London-based subsidiary, RTS Wireless International, provides sales, marketing, development and technical support resources throughout Europe, the Middle East and Africa. We are in the process of opening regional sales offices in Asia, Latin America and Europe. International sales of our Advantage system accounted for 12%, 14% and 10%, respectively, of our total revenues in the years ended December 31, 1997, 1998 and 1999.

    We believe that customer service and ongoing technical support is an essential part of the sales process in the wireless and wireless data industries. Our support staff provides maintenance and technical support services for our installed base of systems 24 hours a day, seven days a week. We also provide remote monitoring and diagnostic services using proprietary technology built into our system.

    We include a one-year limited warranty with our new Advantage systems. In addition, we maintain a customer service network known as RTS Customer Care. Our support plan provides customers with repair or replacement of any defective equipment we supply. Customers receive software upgrades at no charge during the term of the support plan, which, in most cases, runs for one year from the date of purchase of our system and is renewable on an annual basis.

    We have developed a marketing plan that includes testimonial advertising, direct mail, trade shows and the Internet to spotlight our Advantage system and customer service. Our Web site, WWW.RTSWIRELESS.COM, also provides general information about us. Information contained on our Web site is not a part of this prospectus.

COMPETITION

    Several companies, large and small, public and private, compete in the wireless and wireless data industries. The widespread adoption of open industry standards created by the WAP Forum may make it easier for new market entrants and existing competitors to introduce products and services that compete with our Advantage system. We expect that we will compete primarily on the basis of time to market, functionality, quality, breadth of new application offerings, industry position and experience. Our current and potential competitors include the following:

    - Phone.com, Aether Systems, 724 Solutions and other providers of WAP-based wireless applications and services that are developing and marketing competitive application software products with ready access to Internet-based content for wireless telephones and other devices equipped with microbrowsers.

    - Isocor and other industry leaders in high volume e-mail services for industrial use, as well as Sendit AB, a Sweden-based company recently acquired by Microsoft which sells an Internet e-mail gateway and has a core customer base of short messaging service providers in Western Europe.

    - Glenayre and other paging system infrastructure suppliers that manufacture some application server products for the paging industry that directly compete with us.

    - System integrators that are developing and marketing server software that is compliant with the specifications promulgated by the WAP Forum.

    Most of our existing competitors currently have substantially greater financial, marketing and other resources than we do. Several of these companies also have greater name recognition and more well-established relationships with some of our target customers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer more attractive terms to customers than we can. We may face increasing price pressure from our customers. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to compete more effectively. Finally, existing and potential competitors may develop enhancements to, or future generations of, competitive products and services that will have better performance features than our system.

INTELLECTUAL PROPERTY RIGHTS

    Our performance depends significantly on our ability to protect our proprietary rights to the technologies used in our Advantage system. If we are not adequately protected, our competitors could use the intellectual property that we have developed to enhance their products and services, which could harm our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights, but these legal means afford only limited protection. We have no patents or patent applications pending. We believe that patent protection is less significant than factors such as the skill and experience of our employees, our adaptability to changes in wireless technology and the quality of our customer service. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our system or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries may not protect our proprietary rights as fully as do the laws of the United States. Thus, the measures we are taking to protect our proprietary rights in the United States and abroad may not be adequate. Finally, our competitors may independently develop technology similar to ours.

EMPLOYEES

    As of February 29, 2000, we had 79 employees. None of our employees is covered by any collective bargaining agreements. We believe that our relations with our employees are good.

FACILITIES

    Our principal offices are located in Plainview, New York in an 8,000-square-foot facility under a lease for 6,000 square feet expiring in March 2002, with a renewal option for an additional five-year term, and a sublease for approximately 2,000 square feet expiring in June 2000. Our London subsidiary currently operates in an approximately 2,000 square foot facility under a month-to-month lease, which includes administrative services.

    We are in the process of negotiating a long-term lease for approximately 50,000 square feet, which we intend to use as our new corporate headquarters.

LEGAL PROCEEDINGS

    We are currently not subject to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table contains information concerning each of our directors and executive officers as of February 29, 2000:

          NAME              AGE                                POSITION
------------------------  --------   ------------------------------------------------------------
Alvin L. Ring...........     66      President, Chief Executive Officer and Director

Spencer Kravitz.........     43      Executive Vice President, Chief Operating Officer,
                                     Secretary, Treasurer and Director

Jay Moskowitz...........     51      Chief Technical Officer and Chairman of our Board of
                                     Directors

Bruce Laskin............     44      Senior Vice President--Technology and Development

Michael Druckman........     49      Vice President--Finance and Chief Financial Officer

Alan Kuritsky...........     49      Vice President--Sales and Marketing

    ALVIN L. RING joined us in September 1996 and was appointed President and Chief Executive Officer in June 1997. Mr. Ring has been a director since
June 1997. Prior to joining RTS Wireless, Mr. Ring was a principal of the consulting firm Perkins Lewis Company, Inc., from 1986 to June 1997. From 1977 to 1986, Mr. Ring was President and Chief Executive Officer of Phoenix Data Systems Inc. He was Vice President of Electric Regulator Corporation from 1961 to 1976. Mr. Ring has a BS degree in Business Administration from New York University.

    SPENCER KRAVITZ is our co-founder, Executive Vice President and Chief Operating Officer. Mr. Kravitz has been a director since March 1988. Prior to co-founding RTS Wireless, Mr. Kravitz served as Vice President, Software Development at Spectrum Communications and Electronics, now known as Ericsson Messaging Systems, where he was the principal software and hardware architect of the firm's paging, voice mail, hospital staff management and automated telephone answering services products from 1983 to 1988. From 1980 to 1983, Mr. Kravitz was a Senior Consultant at the General Electric Professional Services Company. From 1978 to 1980, Mr. Kravitz was a management consultant at Eastman Kodak Company. Mr. Kravitz holds a BA degree from Queens College and an MBA degree from Baruch College, The City University of New York.

    JAY MOSKOWITZ is our co-founder, Chief Technical Officer and Chairman of our board of directors. Mr. Moskowitz has been a director since March 1988. From March 1988 to June 1997, he was our President. From 1983 to 1988, Mr. Moskowitz served as Senior Vice President of Engineering for Spectrum Communications and Electronics, now known as Ericsson Messaging Systems. From 1966 to 1983,
Mr. Moskowitz was a consultant, designer and developer of software-based telecommunication systems for ITT Domestic Transmission Systems, Xerox-XTEN, Western Union International, MCI, Citibank, Graphic Scanning Corporation and Graphnet Systems. Mr. Moskowitz serves on a number of wireless communication industry standards committees, several of which he chairs. Mr. Moskowitz has a BS degree in Physics from The Cooper Union and is a senior member of the Institute of Electrical and Electronic Engineers.

    BRUCE LASKIN is our Senior Vice President--Technology and Development and has worked for us since September 1997. From 1993 to 1997, Mr. Laskin was Vice President, Product Development and General Manager of consulting at
AirMedia, Inc., formerly Ex Machina, Inc., a developer of wireless communication software. From 1989 to 1993, he was Executive Vice President and COO of Intec Systems, a manufacturer of high-speed vision systems for the process control industry. From 1983 to 1988, Mr. Laskin served as Vice President and CTO of Matrix Corporation, then a publicly owned multinational manufacturer of electronic imaging equipment; and from 1977 to 1983, he was founder and COO of Computer Graphics Lab Inc., a manufacturer of computer generated graphic systems for broadcast television. Mr. Laskin holds BSEE and MSEE degrees from Cornell University.

    MICHAEL DRUCKMAN has been our Vice President--Finance and Chief Financial Officer since December 1999. From 1998 to 1999, Mr. Druckman worked as an independent consultant in the supplemental staffing industry. From 1993 to 1996, Mr. Druckman was Senior Vice President and Chief Financial Officer of Career Horizons, Inc., a provider of supplemental staffing. In 1996, Career
Horizons, Inc. was acquired by Accustaff, Incorporated, now Modis Professional Services, Inc., and Mr. Druckman served as Vice President through 1998, and was involved in mergers and acquisitions. From 1989 to 1992, Mr. Druckman was Vice President and Chief Financial Officer of Wallace & Tiernan Group, Inc., a manufacturer and marketer of water purification equipment. From 1985 to 1989, Mr. Druckman served as Vice President and Chief Financial Officer of Matrix Corporation, then a publicly owned multinational manufacturer of electronic imaging equipment. Mr. Druckman holds a BS degree in Business Administration from Boston University.

    ALAN KURITSKY joined us in February 2000 as Vice President--Sales and Marketing. Before joining us, Mr. Kuritsky was Vice President--Customer and Product Support--U.S. and President--Canada, for France Telecom, from 1998 to February 2000. From 1976 to 1998, Mr. Kuritsky was employed by AT&T in a variety of sales and marketing assignments, including Sales Director--Business Clients. Mr. Kuritsky holds an MBA degree in Finance and Marketing from New York University, and an MS degree in Communications Research and a BS degree in Behavioral Science from Boston University.

    In connection with the AOL investment, we granted AOL the right to designate one member of our board of directors. In addition, we intend to nominate additional independent directors for election to our board of directors shortly after this offering.

COMPENSATION OF DIRECTORS

    Directors who are also our employees do not receive any fees for serving as directors. Effective upon the consummation of this offering, our non-employee
directors will be paid an annual retainer of $      and a fee of $      for each
meeting of our board of directors or a committee of the board attended. All directors are and will be reimbursed for out-of-pocket expenses related to their service as directors.

EXECUTIVE COMPENSATION

    The following summary compensation table specifies the components of the compensation packages of our chief executive officer and our four other highest compensated executive officers, who we refer to as our named executive officers, for the years ended December 31, 1997, 1998 and 1999.

                           SUMMARY COMPENSATION TABLE

                                                                             LONG TERM
                                                   ANNUAL COMPENSATION      COMPENSATION
                                                   -------------------   ------------------
                                                                             SECURITIES        ALL OTHER
NAME AND PRINCIPAL POSITION               YEAR      SALARY     BONUS     UNDERLYING OPTIONS   COMPENSATION
---------------------------             --------   --------   --------   ------------------   ------------
Alvin L. Ring.........................    1999     $225,000   $90,000               --           $5,070(1)
  Chief Executive Officer and             1998      225,000    35,000               --            4,800(2)
  President                               1997      225,000    25,000               --               --

Spencer Kravitz.......................    1999     $225,000   $50,000               --           $5,070(1)
  Executive Vice President, Chief         1998      225,000    25,000               --            4,800(2)
  Operating Officer, Secretary and        1997      225,000    25,000               --               --
  Treasurer

Jay Moskowitz.........................    1999     $225,000   $25,000               --           $5,070(1)
  Chief Technical Officer and Chairman    1998      225,000     7,500               --            4,800(2)
  of our Board of Directors               1997      225,000    25,000               --               --

Bruce Laskin..........................    1999     $225,000   $78,000          150,000           $5,070(1)
  Senior Vice President--Technology       1998      225,000    10,000          500,000            4,800(2)
  and Development                         1997       42,000    10,000               --               --

Michael Druckman......................    1999     $  2,917        --           75,000               --
  Vice President--Finance and Chief
  Financial Officer(3)

------------------------

(1) Consists of $4,800 contribution to our 401(k) plan and $270 in life insurance premiums.

(2) Consists of $4,800 contribution to our 401(k) plan.

(3) Mr. Druckman became our Vice President--Finance and Chief Financial Officer on December 23, 1999.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

    The following table presents information concerning stock options granted to each of our named executive officers during the year ended December 31, 1999.

                                                                 INDIVIDUAL GRANTS
                                -----------------------------------------------------------------------------------
                                                                                            POTENTIAL REALIZABLE
                                                                                              VALUE AT ASSUMED
                                              % OF TOTAL                                    ANNUAL RATES OF STOCK
                                NUMBER OF      OPTIONS                                     PRICE APPRECIATION FOR
                                SECURITIES    GRANTED TO                                       OPTION TERM(2)
                                UNDERLYING   EMPLOYEES IN   EXERCISE PRICE   EXPIRATION   -------------------------
                                OPTIONS(1)   FISCAL YEAR     (PER SHARE)        DATE         5%              10%
                                ----------   ------------   --------------   ----------   --------         --------
Bruce Laskin..................   150,000(3)       32%           $.30(4)        1/4/2009    $                $
Michael Druckman..............    75,000(5)       16%           $.50(6)      12/22/2009

------------------------

(1) All options were immediately exercisable upon grant.

(2) The potential realizable value is calculated based on the term of the option, which is 10 years, and is calculated by assuming that the initial public offering price of $ per share, the midpoint of the range shown on the cover of this prospectus, appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated price. The 5% and 10% assumed rates of appreciation are derived from the rules of the Securities and Exchange Commission. The actual value realized may be greater than or less than the potential realizable values shown in this table.

(3) All options were exercised on January 31, 1999.

(4) Fair market value of our common stock price on date of grant was determined by our board of directors.

(5) All options were exercised on January 3, 2000.

(6) The exercise price on the date of grant was set below the estimated fair market value of $2.12 per share.

AGGREGATED FISCAL YEAR-END OPTION VALUES

    The following table provides information regarding the number and value of stock options held by the named executive officers at December 31, 1999.

                                                           NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                 SHARES                   UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                ACQUIRED      VALUE     OPTIONS AT FISCAL YEAR-END       AT FISCAL YEAR-END(1)
NAME                           ON EXERCISE   REALIZED   (EXERCISABLE/UNEXERCISABLE)   (EXERCISABLE/UNEXERCISABLE)
----                           -----------   --------   ---------------------------   ---------------------------
Bruce Laskin.................    150,000        --(2)             500,000(3) / --               $
Michael Druckman.............         --        --                 75,000(3) / --               $

------------------------

(1) The unexercised in-the-money options value is calculated by using the initial public offering price of $ per share, the midpoint of the range shown on the cover of this prospectus.

(2) The fair market value of the underlying shares of common stock on the date of exercise equaled the option exercise price, resulting in no realized value.

(3) All options were exercised on January 3, 2000.

EMPLOYMENT LETTER AGREEMENT

    We have an employment letter agreement with Michael Druckman, our Vice President--Finance and Chief Financial Officer, which provides for an annual salary of $150,000. Under the terms of the letter agreement, Mr. Druckman's annual salary will increase to $200,000 at the completion of this offering. The letter agreement also provides for a severance payment of six months' salary in the event of termination of employment, other than for cause. Mr. Druckman is entitled under the terms of the letter agreement to fringe benefits generally available to our senior officers, and was granted an option to purchase up to 75,000 shares of our common stock. In January 2000, Mr. Druckman was granted an additional option to purchase up to 25,000 shares of our common stock.

BENEFIT PLANS

    INCENTIVE STOCK OPTION PLAN

    Our Incentive Stock Option Plan, or the Plan, provides for the grant of incentive stock options to employees and nonstatutory stock options to employees, directors and consultants. The purposes of the Plan are to attract and retain the best available personnel and to promote the success of our business. The Plan was originally adopted by our board of directors on December 30, 1997 and approved by the stockholders on December 30, 1997. Unless terminated earlier by our board of directors, the Plan will terminate on December 29, 2007. A total of 1,500,000 shares of common stock have been reserved for issuance under the Plan. As of February 29, 2000, options to purchase 732,385 shares of common stock were outstanding at a weighted average exercise price of $2.40, 750,000 shares had been issued upon exercise of outstanding options and 17,615 shares remained available for future grant.

    Our board of directors is the administrator of the Plan. The administrator determines the terms of options granted under the Plan, including the number of shares subject to the option, exercise price, term and exercisability. Incentive stock options granted under the Plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant and at least 110% of the fair market value in the case of an optionee who holds more than 10% of the total voting power of all classes of our stock. Payment of the exercise price may be made in cash or, if our board of directors permits, previously owned shares of common stock.

    The administrator determines the term of options, which may not exceed
10 years in the case of an incentive stock option, or five years in the case of such option granted to a holder of more than 10% of the total voting power of all classes of our stock. No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by the optionee. The administrator determines when options become exercisable. Options granted under the Plan generally must be exercised within 30 days after the termination of the optionee's status as our employee, director or consultant, within six months if termination is due to death, or within 12 months if termination is due to disability of the optionee, but in no event later than the expiration of the option's term.

    Our board of directors has the authority to amend or terminate the Plan provided that no action that impairs the rights of any holder of an outstanding option may be taken without the holder's consent. In addition, stockholder approval will be obtained for any amendment which would (1) increase the maximum number of shares of common stock for which options may be granted under the Plan, (2) materially increase the benefits to participants under the Plan or
(3) change the eligibility requirements to receive options under the Plan.

    401(K) PLAN

    We have adopted a 401(k) plan in which all eligible employees are entitled to make pre-tax contributions. Our 401(k) plan is intended to qualify under
Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by us to the 401(k) plan, and income earned on 401(k) plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. All full-time employees become eligible for participation in the 401(k) plan on the date of their employment. Eligible participants can elect to make contributions to the plan and such contribution amounts are subject to certain limitations under the Internal Revenue Code of 1986. As of February 29, 2000, we have been making contributions to the plan in an amount equal to 100% of the amount of the participating employee's contribution, up to a maximum of three percent of such employee's salary. At the direction of each employee participating in our 401(k) plan, we invest the assets of the 401(k) plan in any of 14 investment options. Our contributions under the plan were approximately $77,000 and $130,000 in 1998 and 1999, respectively.

                             PRINCIPAL STOCKHOLDERS

    The following table presents information regarding the beneficial ownership of our common stock as of February 29, 2000, by (1) each person who beneficially owns more than 5% of our common stock; (2) each of our directors and named executive officers; and (3) all named executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The applicable percent ownership for each stockholder before the offering is based on 9,250,000 shares of common stock outstanding as of February 29, 2000. The applicable percent ownership for each
stockholder after this offering is based on       shares of common stock. In
computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or that are or may become exercisable within 60 days of February 29, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name. Unless otherwise stated, the address for each person below is 51 East Bethpage Road, Plainview, New York 11803.

                                                                            PERCENT BENEFICIALLY OWNED
                                                     NUMBER OF SHARES    --------------------------------
BENEFICIAL OWNER                                    BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
----------------                                    ------------------   ---------------   --------------
Alvin J. Ring.....................................        1,655,150           17.9%                %
Spencer Kravitz...................................        3,390,000           36.6
Jay Moskowitz.....................................        3,395,000           36.7
Bruce Laskin......................................          645,000            7.0
Michael Druckman..................................          100,000            1.1
All directors and officers as a group
  (5 persons).....................................        9,185,150           99.3

                        RECENT INVESTMENTS IN OUR EQUITY

    AMERICA ONLINE. On March 28, 2000, AOL invested $5,000,000 in 5,000 shares of our series A convertible preferred stock. The series A convertible preferred stock does not accrue or pay any dividends. At the closing of this offering, these shares of series A convertible preferred stock will convert into 425,775 shares of our common stock. In connection with this investment, we and certain of our principal stockholders granted AOL:

    - the right to demand, at our expense, registration of AOL's shares of our common stock commencing on the 180(th) day after the closing of this offering;

    - the right to purchase equity securities, or securities convertible into equity securities, proposed to be issued by us in a number sufficient to permit AOL to maintain its percentage ownership of our stock;

    - the right to be informed by us if we decide to seek to locate a third party with which to consummate any of the following transactions: (1) any consolidation or merger of us with or into any other corporation or other entity, other than any merger or consolidation resulting in the holders of our capital stock immediately prior to such transaction entitled to vote for the election of directors holding two-thirds or more of the capital stock of the surviving or resulting corporation or other entity entitled to vote for the election of directors, (2) any sale or other disposition by us of all or substantially all of our assets or capital stock or
      (3) any other transaction that results in any person, including any affiliates of that person, other than AOL or one of our current stockholders as of the date of the AOL investment becoming a holder of a majority of our capital stock entitled to vote for the election of directors. In the event we give AOL such a notice, AOL will then have the right to make a proposal for such a transaction during the ten-day period after our notice, and the right to negotiate with us if we determine that AOL's proposal is acceptable; and

    - the right to elect a director to our board of directors until AOL and its affiliates hold less than 2% of our fully diluted common stock.

    In connection with the AOL investment, we and some of our principal stockholders granted AOL additional rights that expire upon the closing of this offering, including:

    - the right to purchase 50% of any securities proposed to be issued by us prior to this offering;

    - the right of first refusal on any transaction involving the sale of all or substantially all of our assets, or any transaction involving a transfer of more than one-half of our voting capital stock;

    - the right to participate on a pro rata basis in certain sales of our common stock by some of our principal stockholders; and

    - the right to veto some transactions we may propose to enter into.

    AOL is one of our customers and accounted for 28% of our revenue in 1999.

    MONSOON. In January 2000, Monsoon Ventures LLC invested $5,000,000 in our 8% convertible promissory notes. The notes were converted into 189,392 shares of our common stock upon the closing of the AOL investment discussed above.

                          DESCRIPTION OF CAPITAL STOCK

    Our certificate of incorporation authorizes the issuance of up to 250,000,000 shares of common stock and 1,000,000 shares of preferred stock, the rights and preference of which may be established from time to time by our board of directors. As of February 29, 2000, 9,250,000 shares of common stock were outstanding. As of February 29, 2000, we had 25 stockholders.

COMMON STOCK

    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably any dividends that may be declared by our board of directors out of funds legally available, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the net assets available after the payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. All of the issued and outstanding shares of common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

    Our certificate of incorporation provides that we may issue up to 1,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board of directors may establish the number of shares to be included in each such series, fix the designation, powers, preferences and relative rights of the shares of each such series and any qualifications, limitations, or restrictions thereof, and increase or decrease the number of shares of any such series without any vote or action by the stockholders. Our board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Preferred stock would be issued quickly with terms designated to delay or prevent a change in our control or to make the removal of management more difficult. This could have the effect of decreasing the market price of the common stock. On March 28, 2000, America Online invested $5,000,000 in shares of our series A convertible preferred stock. See "Recent Investments in our Equity." These shares of series A convertible preferred stock automatically converted into 425,775 shares of our common stock at the closing of this offering.

    We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

    Although our board of directors has no intention at the present time of doing so, it could issue an additional series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. Our board of directors could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for such stock over the then current market price.

    CERTAIN ANTI-TAKEOVER EFFECTS. Some provisions of Delaware General Corporation Law, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt that might result in payment of a premium over the market price for shares held by stockholders.

    Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions specified in that section, an "interested stockholder" of a Delaware corporation shall not engage in any business combinations, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

    - prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

    - on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

    Except as otherwise specified in Section 203 of the Delaware General Corporation Law, an interested stockholder is defined to include (x) any person that owns (or, within the prior three years, did own) 15% or more of the outstanding voting stock of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (y) the affiliates and associates of any such person.

    Under certain circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under
Section 203 of the Delaware General Corporation Law. The provisions of
Section 203 of the Delaware General Corporation Law may encourage persons interested in acquiring us to negotiate in advance with our board of directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests.

    SERIES A PREFERRED STOCK. In connection with the AOL transaction, we designated and issued to AOL 5,000 shares of our series A preferred stock. The shares of series A preferred stock are not entitled to accrue or receive any dividends, and upon the closing of this offering will convert into 425,775 shares of our common stock. Upon conversion of the 5,000 outstanding shares of series A preferred stock, those shares will thereafter be undesignated shares of our preferred stock and will be available for designation in accordance with our certificate of incorporation and applicable law.

WARRANT

    We have issued to The Chase Manhattan Bank a warrant to purchase up to an aggregate of 37,500 shares of our common stock at a price of $.30 per share. The exercise price per share and the number of shares of our common stock issuable upon exercise of this warrant will be proportionately adjusted in the case of dividends, subdivisions, combinations, reclassifications or recapitalizations with respect to our common stock. The Chase Manhattan Bank has agreed that it will not sell or offer to sell any of the shares underlying the warrant for six months after the consummation of this offering.

REGISTRATION RIGHTS

    We have entered into an investors rights agreement with AOL. After the completion of this offering, AOL will be entitled to demand that we register its registrable securities under the Securities Act. We are not required to effect more than one registration pursuant to this demand registration right. AOL also is entitled to require us to include its registrable securities in future registration statements that we may file. These registration rights are subject to various conditions and limitations, including the right of the underwriters of an offering to limit the number of registrable securities that may be included in the offering. In addition, AOL will be restricted from exercising its demand right until 180 days after the date of this prospectus. We are generally required to bear all of the expenses of these registrations, except underwriting discounts and selling commissions. Registration of any of the registrable securities held by AOL pursuant to its registration rights will result in shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

LIABILITY OF DIRECTORS; INDEMNIFICATION

    Our certificate of incorporation contains a provision that is designed to limit directors' liability to the extent permitted by the Delaware General Corporation Law. Specifically, directors will not be held liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability arising as a result of:

    - any breach of the duty of loyalty to us or our stockholders;

    - actions or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - payment of an improper dividend on our stock or improper repurchase of our stock under Section 174 of the Delaware General Corporation Law; or

    - actions or omissions pursuant to which the director received an improper personal benefit.

    The principal effect of the limitation of liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of ours unless the stockholder can demonstrate one of the specified bases for liability. The provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. Our certificate of incorporation does not eliminate a director's duty of care. The inclusion of this provision in our certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

    Our by-laws also provide that we will indemnify our directors and officers, and may indemnify any of our employees and agents, to the fullest extent permitted by Delaware law. We are generally required to indemnify our directors and officers for all judgments, fines, penalties, settlements, legal fees and other expenses incurred in connection with pending, threatened or completed legal proceedings because of the director's or officer's position with us or another entity that the director or officer serves at our request, subject to certain conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings.

    At present, there is no pending or threatened litigation or proceeding involving any director, officer, employee or agent of ours where such indemnification will be required or permitted.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company, New York, New York.

LISTING

    We have applied to have the shares of common stock listed on the Nasdaq National Market under the symbol "RTSW."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the offering we will have       shares of common stock
outstanding, or       shares if the underwriters exercise in full the option
granted by us to purchase additional shares in this offering, assuming no exercise of outstanding options under our Incentive Stock Option Plan. The
      shares of common stock, or       shares if the underwriters exercise in
full the option granted by us to purchase additional shares in this offering, sold in the offering will be freely transferable without restriction or further registration under the Securities Act, unless held by "affiliates" of ours as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the resale limitations of Rule 144. The remaining shares of common stock have not been registered under the Securities Act and may not be sold unless they are registered or unless an exemption from registration, such as the exemption provided by Rule 144 or Rule 701 under the Securities Act, is available.

    In general, under Rule 144 as currently in effect, a stockholder, or stockholders whose shares are aggregated, who has beneficially owned shares constituting "restricted securities" generally defined as securities acquired from the issuer or any of its affiliates in a non-public transaction, for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the outstanding common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. Sales under Rule 144 also are subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about us. A stockholder, or stockholders whose shares are aggregated, who is not an affiliate of ours for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the limitations described above. Rule 701 provides that, beginning 90 days after the date of this prospectus, shares of common stock acquired on the exercise of options outstanding prior to the date of this prospectus may be resold by persons other than affiliates of ours without regard to the current public information, holding period, volume limitations and notice provision of Rule 144, and by affiliates subject to all the provisions of Rule 144 except its one-year minimum holding period. Accordingly, we believe that, under prevailing
interpretation of Rules 144 and 701,       shares of common stock that
constitute "restricted securities" will be eligible for sale, subject to the contractual lock-up provisions described below, 180 days after the date of this
prospectus, and       shares of common stock would be eligible for sale
beginning one year from the date of this prospectus, subject to certain volume and other limitations under Rule 144. We intend to file one or more registration statements under the Securities

Act to register the shares of common stock issued and reserved for issuance in compensatory arrangements and under our Incentive Stock Option Plan. Registration would permit the resale of such shares by non-affiliates and affiliates, subject to the lock-up described below, in the public markets without restriction under the Securities Act.

    In addition, after the offering, the holders of       shares of common stock
will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates of ours, immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

    Prior to the offering, there has been no public trading market for the shares of common stock, and there can be no assurance that a regular trading market will develop after the offering, or that if it is developed, it will be sustained. In addition, no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial numbers of shares of common stock may be sold in the public market may adversely affect prevailing market prices for the shares of common stock and could impair our ability to raise capital through the sale of our equity securities.

LOCK-UP AGREEMENTS

    We, our members of senior management and directors, and substantially all of our current stockholders have agreed, pursuant to the lock-up agreements that, during the period beginning from the date of this prospectus and continuing and including the date 180 days after the date of this prospectus, we and they will not, directly or indirectly, offer, pledge, sell, or otherwise dispose of any shares of capital stock, including but not limited to the filing, or participation in the filing, of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such a transaction, without the prior written consent of Salomon Smith Barney Inc. Salomon Smith Barney Inc. has informed us that it has no current intentions of releasing any shares subject to the lock-up agreements. Any determination by Salomon Smith Barney Inc. to release any shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, and the timing, purpose and terms of the proposed sale.

    Following the lock-up period, approximately       shares of common stock,
including shares issuable pursuant to stock options immediately exercisable or exercisable prior to the termination of the lock-up period, will first become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described above.

                IMPORTANT UNITED STATES FEDERAL TAX CONSEQUENCES
                    OF OUR COMMON STOCK TO NON-U.S. HOLDERS

    This is a general discussion of some United States federal income and estate tax consequences of the ownership and disposition of our common stock by a holder that, for United States federal income tax purposes, is not a U.S. person as we define that term below. A holder of our common stock who is not a U.S. person is a non-U.S. holder. We assume in the discussion that you will hold our common stock issued pursuant to the offering as a capital asset, which generally is property held for investment. We do not discuss all aspects of United States federal taxation that may be important to you in light of your individual investment circumstances, and do not address consequences to you if you are subject to special United States tax rules including, without limitation, a non-U.S. holder who is a dealer in securities, financial institution, bank, insurance company, tax-exempt organization, a person that holds our common stock as part of a straddle, hedge or conversion transaction or that owns our common stock through a partnership or other pass-through entity, or an owner of more than 5% of our common stock. Our discussion is based on current provisions of the Internal Revenue Code of 1986, Treasury regulations, judicial opinions, published positions of the United States Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and shall not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. We urge you to consult your tax advisor about the United States federal tax consequences of acquiring, holding and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

    For purposes of this discussion, a U.S. person means any one of the following:

    - a citizen or resident of the United States;

    - a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

    - an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source; or

    - a trust, the administration of which is subject to the primary supervision of a United States court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

DIVIDENDS

    Dividends paid to a non-U.S. holder will generally be subject to withholding of United States federal income tax at the rate of 30%. If, however, the dividend is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder, the dividend will be subject to United States federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for a reduction of, or exemption from, withholding taxes or branch profits taxes. For purposes of determining whether tax is to be withheld at a reduced rate as specified by a treaty, we generally will presume that dividends we pay on or before December 31, 2000, to an address in a foreign country are paid to a resident of that country.

    Under recently finalized Treasury regulations, which in general apply to dividends that we pay after December 31, 2000, to obtain a reduced rate of withholding under a treaty, a non-U.S. holder generally will be required to provide certification as to that non-U.S. holder's entitlement to treaty benefits.

These regulations also provide special rules to determine whether, for purposes of applying a treaty, dividends that we pay to a non-U.S. holder that is an entity should be treated as paid to holders of interests in that entity.

GAIN ON DISPOSITION

    A non-U.S. holder will generally not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

    - the gain is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder and a specific treaty exemption does not apply;

    - the non-U.S. holder is a nonresident alien individual present in the United States for 183 or more days in the taxable year of the disposition and other requirements are met;

    - the non-U.S. holder is subject to tax pursuant to provisions of the United States federal income tax law applicable to certain United States expatriates; or

    - we are or have been during certain periods a "United States real property holding corporation" for United States federal income tax purposes.

    If we are or have been a United States real property holding corporation, a non-U.S. holder will generally not be subject to United States federal income tax on gain recognized on a sale or other disposition or our common stock provided that:

    - the non-U.S. holder does not hold, and has not held during certain periods, directly or indirectly, more than 5% of our outstanding common stock; and

    - our common stock is and continues to be traded on an established securities market for United States federal income tax purposes.

    We believe that our common stock will be traded on an established securities market for this purpose in any quarter during which it is included for quotation on the Nasdaq National Market.

    If we are or have been during certain periods a United States real property holding corporation and the above exception does not apply, a non-U.S. holder will be subject to United States federal income tax with respect to gain realized on any sale or other disposition of our common stock as well as to a withholding tax, generally at a rate of 10% of the gross proceeds. Any amount withheld pursuant to a withholding tax generally will be creditable against a non-U.S. holder's federal income tax liability.

    Gain that is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally, and, for corporate holders under certain circumstances, the branch profits tax, but generally will not be subject to United States withholding tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for different tax rules.

UNITED STATES FEDERAL ESTATE TAXES

    Our common stock that is owned or treated as owned by an individual who is not a citizen or resident of the United States, as specially defined for United States federal estate tax purposes, on the date of that person's death will be included in his or her estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends that we paid to a holder, and the amount of tax that we withheld on those dividends. This information may also be made available to the tax authorities of a country in which the non-U.S. holder resides.

    Under current United States Treasury regulations, backup withholding tax generally will not apply to dividends that we pay on or before December 31, 2000 on our common stock to a non-U.S. holder at an address outside the United States, unless we have knowledge that the payee is a U.S. person. Dividends paid after December 31, 2000 to a non-U.S. holder will be subject to backup withholding unless applicable certification requirements are met. Payments of the proceeds of a sale or other taxable disposition of our common stock by a United States office of a broker are subject to both backup withholding at a rate of 31% and information reporting, unless the holder certifies as to its non-U.S. status or otherwise establishes an exemption. Information reporting, but not backup withholding tax, will also apply to payments of the proceeds of a sale or other taxable disposition of our common stock by foreign offices of United States brokers or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met or the holder otherwise establishes an exemption.

    Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's United States federal income tax liability if certain required information is furnished to the IRS.

    The United States Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, those regulations unify current certification procedures and forms and clarify reliance standards for withholding agents. The final regulations generally are effective for dividends and other payments made after December 31, 2000.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement
dated       , 2000, each underwriter named below has severally agreed to purchase, and we have agreed to sell to the underwriter, the number of shares set forth opposite the name of such underwriter.

                                                               NUMBER
                                                                 OF
NAME                                                           SHARES
----                                                          --------
Salomon Smith Barney Inc....................................
Chase Securities Inc........................................
                                                               -----
    Total...................................................
                                                               =====

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of various legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

    The underwriters, for whom Salomon Smith Barney Inc. and Chase
Securities Inc. are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to selected dealers at the
public offering price less a concession not in excess of $           per share.
The underwriters may allow, and such dealers may re-allow, a concession not in
excess of $           per share on sales to other dealers. If all of the shares
are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

    We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to       additional shares of common
stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

    We, our officers and directors, and substantially all of our stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith
Barney Inc., offer, sell, contract to sell, pledge, assign or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

    At our request, Salomon Smith Barney Inc. reserved up to approximately percent of the shares being offered as directed shares for sale at the initial public offering price to persons who are directors, officers or our employees, or who are otherwise associated with us and our affiliates or employees and who have advised us of their desire to purchase these shares. The number of shares of common stock available for sale to the general public will be reduced to the extent of sales of directed shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the underwriters on the same basis as all other shares of common stock offered hereby. We have agreed to indemnify the underwriters against specified liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. There can be no assurance, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in the common stock will develop and continue after this offering.

    We have applied to have the common stock included for quotation on the Nasdaq National Market under the symbol "RTSW."

    The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                          PAID BY RTS WIRELESS
                                                       ---------------------------
                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per Share............................................    $             $
Total................................................    $             $

    In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

    Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

    We estimate that the total expenses of this offering, excluding underwriting
discounts and commissions, will be $         .

    The representatives and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. We have granted to the lender under our bank line of credit, an affiliate of Chase Securities Inc., a warrant dated as of June 30, 1999 exercisable for 37,500 shares of our common stock.

    We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

    Certain legal matters in connection with the sale of the shares of common stock offered hereby will be passed upon for us by Parker Chapin LLP, New York, New York and for the underwriters by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their reports thereon appearing in this prospectus and elsewhere in the registration statement. We have included our consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information shown in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. For further information regarding us, and the common stock being sold in this offering, reference is made to the registration statement and its exhibits. Statements made in this prospectus concerning the contents of any document are not necessarily complete. With respect to each document filed with the Commission as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The registration statement, including its exhibits, as well as reports and other information filed with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. Copies of all or any part thereof may be obtained from the Commission upon payment of fees prescribed by the Commission. These reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the Web site is WWW.SEC.GOV.

    As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and Web site of the Commission referred to above. Upon approval of the common stock for quotation on the Nasdaq National Market, these reports, proxy statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, DC 20006.

    We intend to provide our stockholders with annual reports containing audited consolidated financial statements and quarterly reports containing reviewed interim financial information for the first three quarters of each fiscal year.

                               RTS WIRELESS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Auditors..............................    F-2

Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................    F-3

Consolidated Statements of Operations for the Years Ended
  December 31, 1997, 1998 and 1999..........................    F-4

Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1997, 1998 and 1999..............    F-5

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1998 and 1999..........................    F-6

Notes to Consolidated Financial Statements..................    F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of RTS Wireless, Inc.

    We have audited the accompanying consolidated balance sheets of RTS Wireless, Inc. (the "Company") as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RTS Wireless, Inc. at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                 /s/ Ernst & Young LLP

Melville, New York
March 28, 2000

                               RTS WIRELESS, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
ASSETS
Current assets:
  Cash......................................................   $  252     $  345
  Accounts receivable, net of allowance for doubtful
    accounts of $454 in 1998 and $298 in 1999...............    1,487      1,694
  Deferred financing costs, less accumulated amortization of
    $491 in 1999............................................       --        491
  Prepaid expenses and other current assets.................       --         37
                                                               ------     ------
    Total current assets....................................    1,739      2,567
Property and equipment at cost, net.........................      242        368
Other assets................................................       12         16
                                                               ------     ------
    Total assets............................................   $1,993     $2,951
                                                               ======     ======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable to bank......................................   $  500     $1,100
  Due to stockholders.......................................       34        104
  Accounts payable..........................................       14        219
  Accrued liabilities.......................................      304        659
  Deferred revenue..........................................      129        702
                                                               ------     ------
    Total current liabilities...............................      981      2,784

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $.01 par value: 1,000,000 shares
    authorized; no shares issued and outstanding in 1998 and
    1999....................................................       --         --
  Common stock, $.01 par value: 250,000,000 shares
    authorized; shares issued and outstanding--8,500,000 in
    1998 and 8,650,000 in 1999..............................       85         87
  Additional paid-in capital................................      128      7,154
  Deferred stock compensation...............................       --     (3,829)
  Accumulated earnings (deficit)............................      799     (3,245)
                                                               ------     ------
    Total stockholders' equity..............................    1,012        167
                                                               ------     ------
    Total liabilities and stockholders' equity..............   $1,993     $2,951
                                                               ======     ======

          See accompanying notes to consolidated financial statements.

                               RTS WIRELESS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Revenues:
  License fees..............................................   $4,141     $5,341    $ 7,553
  Maintenance and support services..........................       47        218        788
                                                               ------     ------    -------
    Total revenues..........................................    4,188      5,559      8,341

Cost of revenues:
  License fees..............................................      659        595        728
  Maintenance and support services..........................       29         71        285
                                                               ------     ------    -------
    Total cost of revenues..................................      688        666      1,013

    Gross profit............................................    3,500      4,893      7,328

Operating expenses:
  Research and development..................................    1,315      2,157      3,604
  Sales and marketing.......................................      534      1,601      3,367
  General and administrative................................      845      1,563      1,640
  Stock compensation........................................      128         --      2,172
                                                               ------     ------    -------
    Total operating expenses................................    2,822      5,321     10,783
                                                               ------     ------    -------
Operating income (loss).....................................      678       (428)    (3,455)

Other income (expense):
  Interest income...........................................        4         18          6
  Interest expense (includes amortization of deferred
    financing costs of $491 in connection with a common
    stock warrant granted in 1999)..........................       (1)       (15)      (595)
                                                               ------     ------    -------
    Total other income (expense)............................        3          3       (589)
                                                               ------     ------    -------
Net income (loss)...........................................   $  681     $ (425)   $(4,044)
                                                               ======     ======    =======
Basic and diluted net income (loss) per share...............   $  .08     $ (.05)   $  (.47)
                                                               ======     ======    =======
Pro forma (unaudited--Note 10):
  Income (loss) before income taxes.........................   $  681     $ (425)   $(4,044)
  Provision (benefit) for income taxes......................      326       (167)       (80)
                                                               ------     ------    -------
Pro forma net income (loss).................................   $  355     $ (258)   $(3,964)
                                                               ======     ======    =======
Pro forma basic and diluted net income (loss) per share.....   $  .04     $ (.03)   $  (.46)
                                                               ======     ======    =======
Weighted average shares used in computing basic and diluted
  net income (loss) per share and pro forma basic and
  diluted net income (loss) per share.......................    8,500      8,500      8,638
                                                               ======     ======    =======

          See accompanying notes to consolidated financial statements.

                               RTS WIRELESS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                         COMMON STOCK       ADDITIONAL     DEFERRED     ACCUMULATED       TOTAL
                                     --------------------    PAID-IN        STOCK        EARNINGS     STOCKHOLDERS'
                                      SHARES      AMOUNT     CAPITAL     COMPENSATION    (DEFICIT)       EQUITY
                                     ---------   --------   ----------   ------------   -----------   -------------
Balance at December 31, 1996.......  8,500,000     $85        $    --       $    --       $   649        $   734
  Distribution to stockholders.....         --      --             --            --           (84)           (84)
  Common stock awarded to
    officer........................         --      --            128            --            --            128
  Net income.......................         --      --             --            --           681            681
                                     ---------     ---        -------       -------       -------        -------
Balance at December 31, 1997.......  8,500,000      85            128            --         1,246          1,459
  Distribution to stockholders.....         --      --             --            --           (22)           (22)
  Net loss.........................         --      --             --            --          (425)          (425)
                                     ---------     ---        -------       -------       -------        -------
Balance at December 31, 1998.......  8,500,000      85            128            --           799          1,012
  Employee stock options granted...         --      --          6,001        (6,001)           --             --
  Amortization of deferred stock
    compensation...................         --      --             --         2,172            --          2,172
  Grant of common stock warrant....         --      --            982            --            --            982
  Exercise of employee stock
    options........................    150,000       2             43            --            --             45
  Net loss.........................         --      --             --            --        (4,044)        (4,044)
                                     ---------     ---        -------       -------       -------        -------
Balance at December 31, 1999.......  8,650,000     $87        $ 7,154       $(3,829)      $(3,245)       $   167
                                     =========     ===        =======       =======       =======        =======

          See accompanying notes to consolidated financial statements.

                               RTS WIRELESS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................   $ 681      $(425)    $(4,044)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
    Depreciation............................................       6         40         100
    Amortization of deferred financing costs................      --         --         491
    Provision for bad debts.................................      40        393         261
    Stock compensation expense..............................     128         --       2,172
    Changes in operating assets and liabilities:
      Accounts receivable...................................    (753)      (406)       (468)
      Prepaid expenses and other current assets.............     (48)        63         (37)
      Accounts payable and accrued liabilities..............     (24)       281         560
      Deferred revenue......................................      26         96         573
                                                               -----      -----     -------
        Net cash provided by (used in) operating
          activities........................................      56         42        (392)
                                                               -----      -----     -------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment..........................     (43)      (234)       (226)
Other assets................................................     (11)        (1)         (4)
                                                               -----      -----     -------
        Net cash used in investing activities...............     (54)      (235)       (230)
                                                               -----      -----     -------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from note payable to bank..........................     150        900       1,350
Payments on note payable to bank............................      --       (550)       (750)
Proceeds from stockholders loan.............................      --         --          70
Distributions to stockholders...............................     (84)       (22)         --
Proceeds from exercise of employee stock options............      --         --          45
                                                               -----      -----     -------
        Net cash provided by financing activities...........      66        328         715
                                                               -----      -----     -------
Net increase in cash........................................      68        135          93
Cash at beginning of year...................................      49        117         252
                                                               -----      -----     -------
Cash at end of year.........................................   $ 117      $ 252     $   345
                                                               =====      =====     =======
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest......................................   $   1      $  15     $   104
                                                               =====      =====     =======

          See accompanying notes to consolidated financial statements.

                               RTS WIRELESS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

ORGANIZATION AND DESCRIPTION OF BUSINESS

    RTS Wireless, Inc., or RTS, a New York State Subchapter S corporation, was incorporated in 1988 as Real Time Strategies, Inc. RTS is a leading developer of adaptable software systems that connect the Internet to a wide array of evolving wireless devices, including virtually all cell phones, pagers and hand-held computers. RTS's software products are used by wireless network operators, Internet service providers, e-commerce and website operators, and corporate data centers to provide wireless network subscribers with services such as e-mail, news, stock, shopping, weather and travel information, and access to other Internet based information. RTS markets its products through a combination of a direct sales force and distribution partners.

    On March 16, 2000, RTS reincorporated in the state of Delaware as RTS Wireless, Inc., and increased the authorization of its $.01 par value common stock to 250 million shares. In addition, RTS authorized the issuance of 1 million shares of preferred stock and designated 5,000 shares as Series A Convertible Preferred Stock out of its authorized preferred stock.

    On March 28, 2000, RTS terminated its S Corporation status upon consummation of a strategic equity investment in its Series A Convertible Preferred Stock. RTS is no longer treated as an S Corporation and accordingly, is subject to federal and certain state income taxes. RTS does not expect that it will have any undistributed earnings for the periods that it operated as an S Corporation.

    RTS has a working capital deficit of approximately $217,000 and stockholders' equity of approximately $167,000 at December 31, 1999. In addition, RTS used approximately $392,000 of cash for operating activities and approximately $230,000 of cash for investing activities during the year ended December 31, 1999. RTS has addressed and will further address the financing of its activities by raising additional funds through the issuance of debt or equity securities (see Note 11). Such financing may not be available on terms satisfactory to RTS.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of RTS and its wholly owned subsidiary, RTS Wireless International Limited. All significant intercompany balances and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

    RTS generates revenue primarily from the license of its Advantage software system which, depending on customer requirement, may include industry-standard hardware, as well as maintenance, support and consulting services related to the operation of the Advantage software system. Arrangements that include such maintenance and support services are evaluated to determine whether those services are essential to the functionality of the other elements of the arrangement. Since RTS's maintenance and support services are not considered essential to the functionality of the Advantage software system applications, the revenue allocable to the maintenance and support services is recognized as the services are performed.

    RTS recognizes license revenues from the sale of its Advantage software systems upon shipment or upon completion of installation. RTS recognizes revenues from consulting services as the services are

                               RTS WIRELESS, INC.

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) provided. Revenues from annual maintenance and support service agreements are deferred and recognized ratably over the term of the maintenance and support agreements, generally one year. The maintenance and support agreements provide 24-hours-a-day, 7-days-a-week technical support, free software upgrades, remote diagnostic services and repairs or replacement of defective equipment during the term of the agreement. Allowances for estimated bad debts and warranty costs are provided for when revenue is recognized.

    RTS recognizes revenue in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position No. 97-2, Software Revenue Recognition, as amended by Statement of Position 98-9, Modification of Statement of Position 97-2 with Respect to Certain Transactions, which provides guidance on revenue recognition for software and post-contract customer support transactions, and requires revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of each element.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

    RTS currently sells its Advantage software system and services to customers consisting mainly of wireless network operators, Internet service providers and e-commerce Web site operators. RTS performs ongoing credit evaluations of its customers and generally does not require collateral. Allowances for doubtful accounts relating to accounts receivable are provided for in the financial statements.

    During the year ended December 31, 1997, RTS had revenues from three major customers aggregating approximately $2,564,000 (61% of total revenues). During the year ended December 31, 1998, RTS had revenues from three major customers aggregating approximately $2,625,000 (47% of total revenues), and during 1999 RTS had revenues from two major customers aggregating approximately $4,011,000 (48% of total revenues).

CASH EQUIVALENTS

    RTS considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

DEPRECIATION AND AMORTIZATION

    Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets ranging from three to seven years. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the lease term, including renewal options expected to be exercised, or estimated useful lives of the improvements.

                               RTS WIRELESS, INC.

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
LONG-LIVED ASSETS

    When impairment indicators are present, RTS evaluates the carrying amounts of its assets in determining the ultimate recoverability of their unamortized values using future undiscounted cash flow analysis expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the future discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

    RTS evaluates the periods of amortization continually in determining whether later events and circumstances warrant revised estimates of useful lives. If estimates are changed, the unamortized costs will be allocated to the increased or reduced number of remaining periods in the revised useful life.

INCOME TAXES

    For the years ended December 31, 1997, 1998 and 1999 and through March 28, 2000, RTS elected to operate under Subchapter S of the Internal Revenue Code and, consequently, was not subject to federal and certain state income taxes. Accordingly, the stockholders of RTS include RTS's income (loss) in their own income (loss) for federal and certain state income tax purposes during such periods.

    In connection with the consummation of the AOL investment, RTS will no longer qualify as a Subchapter S corporation and will become subject to corporate income taxes (see Note 10).

ADVERTISING COSTS

    In accordance with the American Institute of Certified Public Accountants Statement of Position 93-7, Reporting of Advertising Costs, RTS expenses all advertising and promotional costs at the time the advertisement is first shown or when promotional material is delivered to RTS. For the years ended
December 31, 1997, 1998 and 1999, RTS had advertising and promotional expenses of approximately $1,000, $15,000 and $44,000, respectively.

INTERNAL USE SOFTWARE

    RTS follows the provisions of the American Institute of Certified Public Accountants Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Statement of Position 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. RTS has not incurred any costs related to the development of internal use software through December 31, 1999.

RESEARCH AND DEVELOPMENT

    Research and development costs are expensed when incurred. Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on RTS's software product development process, technological feasibility is established upon the completion of a working software model. Costs incurred by RTS between the completion of a working software model and the point at which the software is available for general release have been insignificant. Accordingly, RTS has expensed all software development costs in the period incurred through December 31, 1999.

                               RTS WIRELESS, INC.

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
STOCK-BASED COMPENSATION

    RTS accounts for its stock option grants in accordance with the Provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation.

SEGMENT DISCLOSURES

    Effective January 1, 1998, RTS adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. Statement 131 superseded Statement of Financial Accounting Standards No. 14, Financial Reporting for Segments of a Business Enterprise. Statement 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. RTS operates in one business segment, the development and marketing of the Advantage software system. RTS's international operations consists of sales, marketing and support activities through its U.K. subsidiary. All international sales (approximately $522,000 in 1997, $751,000 in 1998 and $826,000 in 1999) to date have been denominated in U.S. dollars and are derived from sales to customers primarily in Europe, Mexico and the Far East. Operating activities and their corresponding identifiable assets were not considered material for any period presented. The adoption of Statement 131 did not affect RTS's presentation of its consolidated results of operation, financial position, or disclosure requirements.

    For the years ended December 31, 1997, 1998 and 1999, license revenues related to the sale of the Advantage software system represented approximately 99%, 96% and 91% of total revenues, respectively.

COMPREHENSIVE INCOME (LOSS)

    Effective January 1, 1998, RTS adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. Statement 130 establishes new rules for the reporting and display of comprehensive income (loss) and its components. However, the adoption of this statement had no impact on RTS's net income (loss) or stockholders' equity as presented for all periods in the consolidated financial statements. For the years ended December 31, 1997, 1998 and 1999, comprehensive income (loss) equals RTS's net income (loss) for such years.

BASIC AND DILUTED NET INCOME (LOSS) PER SHARE

    RTS computes net income (loss) per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share, and the Securities and Exchange Commission Staff Accounting Bulletin No. 98. Basic and diluted net income (loss) per share is computed by dividing the net income
(loss) for the period by the weighted average number of common shares outstanding for the period. The calculation of diluted net income per share, includes the effect of dilutive stock options and warrants.

                               RTS WIRELESS, INC.

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    During the year ended December 31, 1997, options to purchase 265,000 shares of common stock were excluded from the diluted income per share computation as the exercise price ($.20 per share) was considered to be equivalent to the average fair value of the RTS common stock during 1997. During the year ended December 31, 1998, options to purchase 131,083 shares of common stock (using the treasury stock method) were excluded from the diluted loss per share computation as their effect would be antidilutive. During the year ended December 31, 1999, options and warrants to purchase 468,951 shares of common stock (using the treasury stock method) were excluded from the dilutive loss per share computation as their effect would also be antidilutive.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. RTS is required to adopt Statement 133 for the year ending December 31, 2002. Statement 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because RTS currently holds no derivative financial instruments and does not currently engage in hedging activities, adoption of Statement 133 is not expected to have a material impact on RTS's consolidated financial condition or results of operations.

3. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                                               DECEMBER 31,
                                                               ESTIMATED    -------------------
                                                              USEFUL LIFE     1998       1999
                                                              -----------   --------   --------
Equipment...................................................  5 years         $115      $ 313
Furniture, fixtures, office equipment and other.............  3-7 years        175        200
Leasehold improvements......................................  5 years           13         16
                                                                              ----      -----
                                                                               303        529
Less accumulated depreciation and amortization..............                    61        161
                                                                              ----      -----
                                                                              $242      $ 368
                                                                              ====      =====

4. REVOLVING LINE OF CREDIT

    At December 31, 1998, RTS had a $1,000,000 revolving line of credit with a bank which is payable on demand, bearing interest at prime plus 1% per annum (8.5% at December 31, 1998). The revolving line of credit is collateralized by substantially all the assets of RTS and expired on December 31, 1998. During 1999, RTS extended the terms of the revolving credit agreement to June 30, 2000, and increased the amount available to $2,000,000, bearing interest at prime plus 1% per annum (9.5% at December 31, 1999). The balances outstanding under the revolving line of credit at December 31, 1998 and 1999 was approximately $500,000 and $1,100,000, respectively. The amounts outstanding under the revolving line of credit are classified as current liabilities for all years presented.

    In connection with the extension and the increase of the amount available under the revolving line of credit agreement, RTS granted to the bank a warrant dated as of June 30, 1999 to purchase 37,500

                               RTS WIRELESS, INC.

                               DECEMBER 31, 1999

4. REVOLVING LINE OF CREDIT (CONTINUED)
shares of its common stock with an exercise price of $.30 per share, which expires on June 30, 2004. Accordingly, for accounting purposes, RTS used the warrants estimated fair value of $26.18 to record deferred financing costs of approximately $982,000, of which approximately $491,000 was amortized to interest expense for the year ended December 31, 1999. The unamortized deferred financing costs of approximately $491,000 are included in current assets as of December 31, 1999, and will be amortized over the remaining term of the line of credit agreement (June 30, 2000).

5. DUE TO STOCKHOLDERS

    Due to Stockholders consist of non-interest bearing advances from the founding stockholders and officers of RTS. Such stockholder advances were repaid during January 2000.

6. COMMON STOCK

    During 1997, the officers and stockholders of RTS awarded 1,275,000 shares of RTS's common stock to its president and chief executive officer. Accordingly, for accounting purposes, RTS recorded stock compensation expense of approximately $128,000 for the year ended December 31, 1997.

    On December 24, 1998, the board of directors and stockholders of RTS approved and effectuated an amendment to the certificate of incorporation that provided for a 42,500-for-1 split of the outstanding shares of RTS's common stock. Retroactive effect has been given to the stock split for all years presented.

7. STOCK OPTION PLAN

    During 1997, RTS's board of directors adopted and the stockholders approved RTS's Incentive Stock Option Plan. The Incentive Stock Option Plan authorizes the granting of incentive stock options and nonqualified stock options to key employees, officers, directors and consultants, which entitles them to purchase shares of RTS's common stock.

    RTS's Incentive Stock Option Plan authorized the grant of up to 1,500,000 options to acquire shares of RTS's $.01 par value common stock. The exercise price of an option shall be determined by RTS's board of directors or compensation committee of the board at the time of grant, provided that in the case of an incentive stock option the exercise price may not be less than 100% of the fair market value of such stock at the time of the grant, or less than 110% of the fair market value in the case of options granted to a 10% owner of RTS's common stock. The vesting and expiration periods of options issued under the stock option plan are determined by RTS's board of directors or compensation committee as set forth in the Incentive Stock Option Plan agreement, provided that the expiration date shall not be later than ten years from the date of grant.

    During December 1997, RTS granted 265,000 incentive stock options to employees with an exercise price of $.20 per option, which equaled the fair value of the RTS common stock at time of grant and vests on an annual basis over five years from the date of grant. During 1998, RTS granted 756,675 incentive stock options to employees of RTS with exercise prices per share ranging from $0.20 to $0.30, which equaled the fair market value of the RTS common stock at the time of grant. Of the 756,675 options granted during 1998, 250,000 vested immediately, 250,000 vest over 20 consecutive quarters beginning March 2, 1998 and 256,675 vest on an annual basis over five years from the date of grant. During 1999, RTS granted 398,760 incentive stock options and 75,000 nonqualified stock options to

                               RTS WIRELESS, INC.

                               DECEMBER 31, 1999

7. STOCK OPTION PLAN (CONTINUED)
employees of RTS with exercise prices per share ranging from $.30 to $2.12, whereas the 398,760 incentive stock options were considered to be the fair market value of the RTS common stock at the time of grant. Of the 473,760 options granted during 1999, 225,000 vest immediately and 248,760 vest on an annual basis over five years from the date of grant. In January 2000, the Company issued a convertible promissory note which converted into RTS' common stock at $26.40 per share on March 28, 2000 (see Note 11). Accordingly, for accounting purposes, RTS used an estimated fair value of $26.40 per share to record a deferred compensation charge of approximately $6,001,000 relating to the options granted during the third and fourth quarters of 1999, of which approximately $2,172,000 was amortized during the year ended December 31, 1999.

    The following table summarizes RTS's stock option activity:

                                              DECEMBER 31, 1997     DECEMBER 31, 1998     DECEMBER 31, 1999
                                             -------------------   -------------------   --------------------
                                                        WEIGHTED              WEIGHTED               WEIGHTED
                                              SHARES    AVERAGE     SHARES    AVERAGE     SHARES     AVERAGE
                                              UNDER     EXERCISE    UNDER     EXERCISE     UNDER     EXERCISE
                                              OPTION     PRICE      OPTION     PRICE      OPTION      PRICE
                                             --------   --------   --------   --------   ---------   --------
Outstanding at beginning of year...........       --        --     265,000     $ .20       966,675    $  .22
Options granted............................  265,000      $.20     756,675     $ .22       473,760    $  .89
Options exercised..........................       --        --          --        --      (150,000)   $  .30
Options canceled...........................       --        --     (55,000)    $ .20       (98,550)   $  .29
                                             -------      ----     -------     -----     ---------    ------
Outstanding at end of year.................  265,000      $.20     966,675     $ .22     1,191,885    $  .47
                                             =======               =======               =========

Exercisable at end of year.................       --      $.20     300,000     $ .20       575,000    $  .24
                                             =======      ====     =======     =====     =========    ======
Weighted average fair value of options
  granted during the year..................               $.06                 $ .07                  $16.53
                                                          ====                 =====                  ======

    The following table summarizes information about stock options outstanding at December 31, 1999:

                                                                         WEIGHTED
                                                       WEIGHTED          AVERAGE
      RANGE OF            OPTIONS       OPTIONS        AVERAGE          REMAINING
   EXERCISE PRICE       OUTSTANDING   EXERCISABLE   EXERCISE PRICE   CONTRACTUAL LIFE
---------------------   -----------   -----------   --------------   ----------------
 $.20-$.30                 971,385      500,000          $.20            7.8 years
 $.50                       75,000       75,000          $.50            9.9 years
 $2.12                     145,500           --            --            9.5 years
                         ---------      -------          ----
                         1,191,885      575,000          $.24
                         =========      =======          ====

    At December 31, 1999, RTS has reserved approximately 1,387,500 shares of common stock for issuance in connection with outstanding common stock options and warrants.

FAIR VALUE DISCLOSURES

    Pro forma information regarding net income (loss) is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which also requires that the

                               RTS WIRELESS, INC.

                               DECEMBER 31, 1999

7. STOCK OPTION PLAN (CONTINUED)
information be determined as if RTS had accounted for its stock options under the fair value method of that statement. The fair market value of such options was estimated at the date of grant using the minimum value option pricing model with the following assumptions for the years ended December 31, 1997, 1998 and 1999: risk free interest rate of 5.5%; no dividend yield; and a weighted average expected life of the options of 7 years at the date of grant.

    Because the determination of fair value of all options granted after such time as RTS becomes a public entity will include an expected volatility factor in addition to the factors described above, the results presented below may not be indicative of future years.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. RTS's pro forma information follows (in thousands, except per share data):

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1997       1998       1999
                                                       --------   --------   --------
Net income (loss):
  As reported........................................   $ 681      $(425)    $(4,044)
  Pro forma..........................................     681       (445)     (4,084)
Basic and diluted net income (loss) per share:
  As reported........................................   $ .08      $(.05)    $  (.47)
  Pro forma..........................................   $ .08       (.05)       (.47)

8. COMMITMENTS

OPERATING LEASES

    RTS leases office space, equipment and automobiles under various operating lease agreements, which expire in various years through 2003. RTS has an option to extend its office lease for an additional five years. As leases expire, it can be expected that in the normal course of business they will be renewed or replaced.

    As of December 31, 1999, future minimum payments under non-cancelable operating lease agreements with initial terms of one year or more, consist of the following (in thousands):

2000.................................................    $127
2001.................................................      85
2002.................................................      29
2003.................................................       7
                                                         ----
                                                         $248
                                                         ====

    Rent expense for the years ended December 31, 1997, 1998 and 1999 was approximately $81,000, $102,000 and $109,000, respectively.

                               RTS WIRELESS, INC.

                               DECEMBER 31, 1999

8. COMMITMENTS (CONTINUED)
EMPLOYMENT AGREEMENT

    RTS has an employment agreement with an officer which provides for an annual salary of $150,000 ($200,000 at the completion of an initial public offering). The agreement provides for a severance payment of six months salary in the event of termination of employment, other than for cause.

LICENSE AGREEMENTS

    RTS has two license agreements for the use of technology and software which is included in certain of its products. RTS pays a license fee based on usage of the technology and software. License fees were not considered material to RTS's consolidated results of operations for the years ended December 31, 1997, 1998 and 1999.

9. PENSION PLAN

    RTS maintains a 401(k) plan which covers substantially all employees. All full-time employees of RTS who have attained the age of 21 are eligible to participate immediately upon employment. Participants may elect to make voluntary contributions up to 15% of their pre-tax compensation, not to exceed amounts set by federal guidelines. Participant contributions up to the first 3% of pre-tax compensation are matched by RTS. On an annual basis, RTS may make additional discretionary contributions to the 401(k) plan as determined by the board of directors. RTS did not make any contributions to the 401(k) plan during the year ended December 31, 1997. During the year ended December 31, 1998 and 1999, RTS made matching contributions of approximately $77,000 and $130,000, respectively. There were no discretionary contributions made by RTS during the years ended December 31, 1997, 1998 and 1999.

10. PRO FORMA INCOME TAXES

    As described in Note 2, RTS elected to operate under Subchapter S of the Internal Revenue Code. In connection with the consummation of the AOL investment, RTS will no longer qualify as a S corporation and will become subject to corporate income taxes.

    RTS estimates that it will establish a tax liability of approximately $60,000 with a corresponding charge to operations upon the termination of its Subchapter S status. The difference between pro forma taxes at the federal statutory rate and the pro forma tax provision (benefit) as presented is the impact of state income taxes, net of federal benefit, and, in 1999, stock compensation expense not deductible for income tax purposes and a full valuation allowance on its net deferred tax assets (primarily relating to net operating loss carryforwards).

11. SUBSEQUENT EVENTS

    In January 2000, RTS and Monsoon Ventures, LLC, a venture capital firm, entered into an agreement whereby RTS borrowed $5,000,000 in exchange for a convertible promissory note payable to Monsoon Ventures. The note bears interest at 8% per annum, compounded annually, and is payable in full on January 24, 2001. In March 2000, the promissory note was automatically converted into 189,392 shares of RTS' $.01 par value common stock (representing a conversion price of $26.40 per share) upon an equity investment by America Online, Inc.

                               RTS WIRELESS, INC.

                               DECEMBER 31, 1999

11. SUBSEQUENT EVENTS (CONTINUED)
    In March 2000, RTS issued 5,000 shares of Series A Convertible Preferred Stock, $.01 par value, to America Online, Inc. ("AOL") for $5,000,000. The Series A Convertible Preferred Stock has a liquidation value of $1,000 per share and participates in dividends when and if declared on the common stock. The Series A Convertible Preferred Stock is convertible into 425,775 shares of common stock at the option of AOL prior to an initial public offering ("IPO") of RTS's common stock and must be converted upon the closing of an IPO provided the value of RTS's common stock exceeds $350,000,000 after the IPO. If RTS does not close an IPO prior to January 1, 2001 and RTS does not meet a minimum revenue level for the year ending December 31, 2000, the number of shares of common stock into which the preferred stock would be convertible is increased to 510,930 shares. In connection with this investment, AOL was granted certain rights, some of which expire at the consummation of RTS's initial public offering, with respect to participation in future equity transactions, proposed business combinations or a sale or disposition of RTS. In addition, AOL has the right to elect a director to RTS's Board of Directors until AOL holds less than 2% of RTS's fully diluted common stock.

    The conversion rights of the Series A Convertible Preferred Stock represents a beneficial conversion feature computed by taking the difference between the Monsoon conversion price of $26.40 per share referenced above and the conversion price multiplied by the number of common shares into which the preferred stock is convertible or $5,000,000. Accordingly, the Company will record in the first quarter of 2000 a preferred stock dividend and additional paid-in capital of $5,000,000 relating to this beneficial conversion feature.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          SHARES

                               RTS WIRELESS, INC.

                                  COMMON STOCK

                                     [LOGO]

                                     ------

                              P R O S P E C T U S
                                          , 2000
                                   ---------

                              SALOMON SMITH BARNEY

                                   CHASE H&Q

--------------------------------------------------
--------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered hereby. All such expenses will be borne by the registrant.

Securities and Exchange Commission registration fee.........  $ 22,770
NASD filing fee.............................................     9,125
Nasdaq listing fees.........................................
Legal fees and expenses(1)..................................
Accounting fees and expenses(1).............................
Transfer agent fees(1)......................................
Printing and engraving expenses(1)..........................
Miscellaneous(1)............................................
                                                              --------
Total.......................................................  $
                                                              ========

------------------------

(1) Estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS.

    Section 145 of the Delaware General Corporation Law provides that directors, officers, employees or agents of Delaware corporations are entitled, under certain circumstances, to be indemnified against expenses (including attorneys' fees) and other liabilities actually and reasonably incurred by them in connection with any suit brought against them in their capacity as a director, officer, employee or agent, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 also provides that directors, officers, employees and agents may also be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with a derivative suit brought against them in their capacity as a director, officer, employee or agent, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable to the corporation.

    Article 7 of the registrant's certificate of incorporation provides that the registrant shall indemnify any and all persons whom it shall have power to indemnify to the fullest extent permitted by the Delaware General Corporation Law. Article VIII of the registrant's by-laws provides that the registrant shall indemnify authorized representatives of the registrant to the fullest extent permitted by the Delaware General Corporation Law. The registrant's by-laws also permit the registrant to purchase insurance on behalf of any such person against any liability asserted against such person and incurred by such person in any capacity, or out of such person's status as such, whether or not the registrant would have the power to indemnify such person against such liability under the foregoing provision of the by-laws.

    The underwriting agreement (Exhibit 1.1) provides for indemnification by the underwriters of directors, officers and controlling persons of the registrant for certain liabilities, including certain liabilities under the Securities Act, under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    The registrant has sold and issued the securities described below in the past three years. For purposes of this Item 15, the "registrant" includes both RTS Wireless, Inc., a Delaware corporation, and its predecessor Real Time Strategies, Inc., a New York corporation.

COMMON STOCK

    1. On December 30, 1997, the registrant issued an aggregate of 8,500,000 shares (the "Stock Split Shares") of its common stock, par value $.01 per share ("Common Stock"), to Jay Moskowitz, Spencer Kravitz and Alvin L. Ring, its three shareholders as of that date. The Stock Split shares were issued pursuant to a 42,500-for-one stock split whereby each of the 200 shares of common stock, no par value, outstanding immediately prior to the stock split was canceled and replaced by 42,500 shares of Common Stock, par value $.01 per share.

    2. On January 31, 1999, the registrant sold 150,000 shares of its Common Stock to Bruce Laskin, the registrant's Senior Vice President - Technology and Development, pursuant to the exercise of a stock option previously granted to Mr. Laskin. This stock option is included within the stock options referred to in item 10 below.

    3. On January 3, 2000, the registrant sold 500,000 shares of its Common Stock to Bruce Laskin, the registrant's Senior Vice President - Technology and Development, pursuant to the exercise of a stock option previously granted to Mr. Laskin. This stock option is included within the stock options referred to in item 10 below.

    4. On January 3, 2000, the registrant sold 75,000 shares of its Common Stock to Michael Druckman, the registrant's Chief Financial Officer, pursuant to the exercise of a stock option previously granted to Mr. Druckman. This stock option is included within the stock options referred to in item 10 below.

    5. On January 6, 2000, the registrant sold 25,000 shares of its Common Stock to Michael Druckman, the registrant's Chief Financial Officer, pursuant to the exercise of a stock option previously granted to Mr. Druckman. This stock option is included within the stock options referred to in item 10 below.

    6. On March 1, 2000, the registrant sold 15,000 shares of its Common Stock to Alan Kuritsky, the registrant's Vice President - Sales and Marketing, pursuant to the exercise of a stock option previously granted to Mr. Kuritsky. This stock option is included within the stock options referred to in item 10 below.

COMMON STOCK PURCHASE WARRANT

    7. As of June 30, 1999, the registrant issued to its senior lender a warrant to purchase 37,500 shares of the registrant's Common Stock for a purchase price of $0.30 per share.

CONVERTIBLE PREFERRED STOCK

    8. On March 28, 2000, the registrant sold 5,000 shares of its series A preferred stock, par value $.01 per share (the "Series A Preferred Stock"), to America Online, Inc. ("AOL") for a purchase price of $5,000,000. The Series A Preferred Stock is not entitled to receive any dividends. At the closing of this offering, these 5,000 shares of Series A Preferred Stock will convert into 425,775 shares of Common Stock.

CONVERTIBLE PROMISSORY NOTES

    9. On January 24, 2000 and January 31, 2000, the registrant sold to Monsoon Ventures LLC convertible promissory notes in the principal amounts of $3,500,000 and $1,500,000, respectively, bearing interest at 8% per annum and convertible upon the occurrence of certain specified events into a number of shares of Common Stock determined based on which of those specified events occurs first. Upon the closing of the sale of Series A Preferred Stock to AOL referred to in item 8 above, these convertible promissory notes converted into an aggregate of 189,392 shares of Common Stock.

OPTIONS

    10. The registrant from time to time has granted options to purchase shares of its Common Stock to employees and consultants of the registrant in reliance upon exemption from registration pursuant to either (i) Section 4(2) of the Securities Act of 1933, as amended, or (ii) Rule 701 promulgated under the Securities Act of 1933, as amended. The following table sets forth information regarding such grants:

                                                                    EXERCISE PRICE
DATE OF GRANT                                    EXERCISABLE FOR      PER SHARE
-------------                                    ----------------   --------------
December 1997 - June 1998                        786,500 shares         $  .20
July 1998 - August 1999                          334,885 shares         $  .30
December 1999                                    75,000 shares          $  .50
October 1999 - February 2000                     178,500 shares         $ 2.12
January - February 2000                          108,500 shares         $12.50
Total                                            1,483,385 shares

    The issuance of securities as set forth in this section is believed by the registrant to be exempt from registration in reliance upon section 4(2) of the Securities Act, as a transaction not involving any public offering. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits:

    The following exhibits are filed as part of this registration statement:

EXHIBIT NUMBER                                  DESCRIPTION
--------------          ------------------------------------------------------------
         1.1            Form of underwriting agreement (subject to negotiation).*
         3.1            Certificate of incorporation of the registrant.
         3.2            By-laws of the registrant.
         4.1            Specimen Common Stock Certificate.*
         4.2            Certificate of designation of Series A Preferred Stock of
                        the registrant.
         5.1            Opinion of Parker Chapin LLP as to the legality of
                        securities being registered.*
        10.1            Form of employment agreement between the registrant and each executive officer.*
        10.2            Employment letter agreement dated December 23, 1999 between the registrant and Michael Druckman.
        10.3            Contract of sales and license agreement dated October 19,
                        1999 between the registrant and America Online, Inc.
        10.4            Securities purchase agreement dated March 28, 2000 between the registrant and America Online, Inc.

EXHIBIT NUMBER                                  DESCRIPTION
--------------          ------------------------------------------------------------
        10.5            Investors rights agreement dated March 28, 2000 between the registrant and America Online, Inc.
        10.6            Note purchase agreement dated January 21, 2000 between the registrant and Monsoon Ventures LLC.
        10.7            Noteholders and stockholders agreement dated January 24,
                        2000 between the registrant and Monsoon Ventures LLC.
        10.8            $3,500,000 non-negotiable convertible promissory note dated
                        January 24, 2000 issued by the registrant to Monsoon
                        Ventures LLC.
        10.9            $1,500,000 non-negotiable convertible promissory note dated
                        January 31, 2000 issued by the registrant to Monsoon
                        Ventures LLC.
        10.10           $2,000,000 master grid note dated July 1, 1999 issued by the registrant to The Chase Manhattan Bank.
        10.11           Letter agreement dated July 12, 1999 between the registrant and The Chase Manhattan Bank.
        10.12           Warrant dated as of June 30, 1999 issued by the registrant to The Chase Manhattan Bank.*
        10.13           Incentive Stock Option Plan.
        10.14           Form of Incentive Stock Option Plan Contract.
        10.15           Lease dated February 1997 between the registrant and 51 East
                        Bethpage Holding Corporation.
        10.16           S corporation status termination agreement dated March 28,
                        2000 between the registrant and the stockholders of the
                        registrant.*
        21.1            Subsidiary of the registrant.
        23.1            Consent of Parker Chapin LLP (included in their opinion
                        filed as Exhibit 5.1).*
        23.2            Consent of Ernst & Young LLP, independent auditors.
        24.1            Power of attorney (included on signature page).
        27.1            Financial Data Schedule for the year ended December 31,
                        1999.

------------------------

*   To be filed by amendment.

    (b) Financial statement schedule.

    The following financial statement schedule of the registrant are filed herein:

SCHEDULE PAGE

Schedule II--Valuation and Qualifying Accounts for the years ended December 31, 1997, 1998 and 1999.

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and notes thereto.

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as requested by the underwriters to permit prompt delivery to each purchaser.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of March, 2000.

                                                       RTS WIRELESS, INC.

                                                       By:              /s/ ALVIN L. RING
                                                            -----------------------------------------
                                                                          Alvin L. Ring
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    The undersigned directors and officers of RTS Wireless, Inc. hereby constitute and appoint Alvin L. Ring and Spencer Kravitz, and each of them, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, as amended) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Commission and hereby ratify and confirm each and every act and thing that such attorneys-in-fact, or any of them, or their substitutes, shall lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                     SIGNATURES                                   TITLE                    DATE
                     ----------                                   -----                    ----
                  /s/ ALVIN L. RING
     -------------------------------------------       President, Chief Executive     March 29, 2000
                    Alvin L. Ring                        Officer and Director

                                                       Executive Vice President,
                 /s/ SPENCER KRAVITZ                     Chief Operating Officer,
     -------------------------------------------         Secretary, Treasurer and     March 29, 2000
                   Spencer Kravitz                       Director

                  /s/ JAY MOSKOWITZ
     -------------------------------------------       Chief Technical Officer and    March 29, 2000
                    Jay Moskowitz                        Chairman

                  /s/ BRUCE LASKIN                     Senior Vice President--
     -------------------------------------------         Technology and               March 29, 2000
                    Bruce Laskin                         Development

                                                       Vice President--Finance and
                /s/ MICHAEL DRUCKMAN                     Chief Financial Officer
     -------------------------------------------         (principal financial and     March 29, 2000
                  Michael Druckman                       accounting officer)

                         REPORT OF INDEPENDENT AUDITORS

    We have audited the consolidated financial statements of RTS Wireless, Inc. (the Company") as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated March 28, 2000 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

    In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Melville, New York
March 28, 2000

                               RTS WIRELESS, INC.
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                                   ADDITIONS
                                  -------------------------------------------
                                   BALANCE AT    CHARGED TO     CHARGED TO
                                  BEGINNING OF   COSTS AND    OTHER ACCOUNTS-   DEDUCTIONS-      BALANCE AT
DESCRIPTION                           YEAR        EXPENSES       DESCRIBE        DESCRIBE        END OF YEAR
-----------                       ------------   ----------   ---------------   -----------      -----------
Year ended December 31, 1999:
  Reserves and allowances
    deducted from asset
    accounts:
    Reserves for estimated
      doubtful accounts-accounts
      receivable................    $454,000      $261,000                        $417,000(b)     $298,000
                                    ========      ========        =======         ========        ========
Year ended December 31, 1998:
  Reserves and allowances
    deducted from asset
    accounts:
    Reserves for estimated
      doubtful accounts-accounts
      receivable................    $ 40,000      $393,000        $21,000(a)                      $454,000
                                    ========      ========        =======         ========        ========
Year ended December 31, 1997:
  Reserve and allowances
    deducted from asset
    accounts:
    Reserve for estimated
      doubtful accounts-accounts
      receivable................    $             $ 40,000                                        $ 40,000
                                    ========      ========        =======         ========        ========

------------------------

(a) Charged against sales.

(b) Deduction due to the write-off of accounts receivable balances.

                                      S-2